SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☑ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

HASBRO, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No Fee Required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

   (2)   Aggregate number of securities to which transaction applies:

   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

   (4)   Proposed maximum aggregate value of transaction:

   (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1)   Amount Previously Paid:

   (2)   Form, Schedule or Registration Statement No.:

   (3)   Filing Party:

   (4)   Date Filed:

HASBRO, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time:

10:00 a.m. local time

Date:

Wednesday, May 14, 2003

Place:

Hasbro's Corporate Offices
1027 Newport Avenue
Pawtucket, RI 02862

Purpose:

- Elect four directors.

- Amend the Articles of Incorporation to eliminate the classification of the Board of Directors.

- Approve the 2003 Stock Option Plan for Non-Employee Directors.

- Approve the 2003 Senior Management Annual Performance Plan.

- Approve the 2003 Stock Incentive Performance Plan.

- Consider and vote upon a shareholder proposal entitled "Hasbro-Global Human Rights Standards".

- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Hasbro's Board of Directors recommends that you vote your shares "FOR" each of the nominees for director, "FOR" approval of the Amendment to the Articles of Incorporation to eliminate the classification of the Board of Directors, "FOR" the approval of the 2003 Stock Option Plan for Non-Employee Directors, "FOR" the approval of the 2003 Senior Management Annual Performance Plan, and "FOR" the approval of the 2003 Stock Incentive Performance Plan.

- Hasbro's Board of Directors recommends that you vote your shares "AGAINST" the "Hasbro-Global Human Rights Standards" resolution.

- Shareholders of record of Hasbro common stock at the close of business on March 24, 2003 may vote at the meeting.

- You are cordially invited to attend the meeting to vote your shares in person. If you are not able to do so, you may vote by Internet, by telephone or by mail. See the enclosed proxy card and proxy statement for specific instructions. **Please vote your shares.**

By Order of the Board of Directors

Barry Nagler
Secretary

Dated: April 4, 2003

HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02862

PROXY STATEMENT
2003 ANNUAL MEETING OF SHAREHOLDERS
To be held May 14, 2003

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board of Directors (the "Board") of Hasbro, Inc. (sometimes referred to as the "Company" or "Hasbro") is sending these proxy materials to you on or about April 4, 2003 in connection with Hasbro's 2003 Annual Meeting of Shareholders (the "Meeting"), which will take place at 10:00 a.m. local time on May 14, 2003 at Hasbro's corporate offices, 1027 Newport Avenue, Pawtucket, RI 02862, and the Board's solicitation of proxies in connection with the Meeting. The information included in this proxy statement relates to the proposals to be voted on at the Meeting, the voting process, the compensation of directors and our most highly paid executive officers, and certain other required information. Our 2002 Annual Report is also enclosed with this mailing.

Q: What proposals will be voted on at the meeting?

A: There are six proposals scheduled to be voted on at the Meeting:

- The election of directors.

- Amendment of the Articles of Incorporation to eliminate the classification of the Board of Directors.

- Approval of the 2003 Stock Option Plan for Non-Employee Directors.

- Approval of the 2003 Senior Management Annual Performance Plan.

- Approval of the 2003 Stock Incentive Performance Plan.

- A shareholder proposal entitled "Hasbro-Global Human Rights Standards".

Q: What shares owned by me can be voted?

A: All shares owned by you as of March 24, 2003, the *Record Date*, may be voted by you. These shares include those (1) held directly in your name as the *shareholder of record*, including shares purchased through Hasbro's Dividend Reinvestment and Cash Stock Purchase Program and (2) held for you as the *beneficial owner* through a broker, bank or other nominee.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most Hasbro shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Hasbro's Transfer Agent, EquiServe Trust Company, N.A. ("EquiServe"), you are considered, with respect to those shares, the *shareholder of record*, and these proxy materials are being sent directly to you by EquiServe on behalf of Hasbro. As the *shareholder of record*, you have the right to grant your voting proxy directly to Hasbro or to vote in person at the Meeting. Hasbro has enclosed a proxy card for you to use.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held *in street name* and the proxy materials are being sent to you by your broker or nominee who is considered, with respect to those shares, the *shareholder of record*. As the beneficial owner, you have the right to direct your broker or nominee on how to vote and are also invited to attend the Meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the Meeting unless you receive a proxy from your broker or nominee. Your broker or nominee has enclosed a voting instruction card for you to use. If you wish to attend the Meeting and vote in person, please mark the box on the voting instruction card received from your broker or nominee and return it to them so that you receive a legal proxy to present at the Meeting.

Q: How can I vote my shares in person at the Meeting?

A: Shares held directly in your name as the *shareholder of record* may be voted in person at the Meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Shares beneficially owned may be voted by you if you receive and present at the Meeting a proxy from your broker or nominee, together with proof of identification. Even if you plan to attend the Meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the Meeting.

Q: How can I vote my shares without attending the Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your broker or nominee.

    By Internet — If you have Internet access, you may submit your proxy from any location in the world by following the "Vote-by-Internet" instructions on the proxy card.

    By Telephone — You may submit your proxy by following the "Vote-by-Telephone" instructions on the proxy card.

    By Mail — You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided by your broker or nominee, and mailing it in the enclosed, self-addressed, postage prepaid envelope. No postage is required if mailed in the United States.

Q: How are votes counted?

A: Each share of Common Stock entitles its holder to one vote on all matters to come before the Meeting, including the election of directors. In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the other proposals, you may vote "FOR", "AGAINST" or "ABSTAIN". If you "ABSTAIN", it has the same effect as a vote "AGAINST" the proposal. If you sign your proxy card or broker voting instruction card with no instructions, your shares will be voted in accordance with the recommendations of the Board. Please note that, as is described below, this does not apply to any units of the Hasbro Stock Fund which you hold in Hasbro's Retirement Savings Plan.

Q: Can I change my vote?

A: You may change your proxy instructions at any time prior to the vote at the Meeting. For shares held directly in your name, you may accomplish this by granting another proxy that is properly signed and bears a later date, by sending a properly signed written notice to the Secretary of the Company or by attending the Meeting and voting in person. To revoke a proxy previously submitted by telephone or through the Internet, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares held beneficially by you, you may change your vote by submitting new voting instructions to your broker or nominee.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are held in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: How can I attend the Meeting?

A: You may attend the Meeting if you are listed as a shareholder of record as of March 24, 2003 and bring proof of identification. If you hold your shares through a broker or other nominee, you will need to provide proof of ownership by bringing either a copy of a brokerage statement showing your share ownership as of March 24, 2003 or a legal proxy if you wish to vote your shares in person at the Meeting. In addition to the items mentioned above, you should bring proof of identification.

Q: Where can I find the voting results of the Meeting?

A: We will announce preliminary voting results at the Meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2003.

Q: What is the quorum for the Meeting?

A: Holders of record (the "Shareholders") of the common stock, par value $.50 per share, of the Company (the "Common Stock") on March 24, 2003 are entitled to vote at the Meeting or any adjournments thereof. As of that date there were [173,106,706] shares of Common Stock outstanding and entitled to vote and a majority of the outstanding shares will constitute a quorum for the transaction of business at the Meeting. Abstentions and broker non-votes are counted as present at the Meeting for purposes of determining whether there is a quorum at the Meeting.

Q: How do participants in the Retirement Savings Plan vote their shares?

A: If your account in the Retirement Savings Plan has units of the Hasbro Stock Fund, the accompanying proxy card indicates the number of shares of Common Stock beneficially owned by you under the Retirement Savings Plan. When a participant proxy card is returned properly signed and completed, Fidelity Management Trust Company (the "Trustee") will vote the participant's shares in the manner directed by the participant. If the participant makes no directions, the Trustee will not vote the shares.

Q: What happens if I have consented to electronic delivery of the proxy statement and other annual meeting materials?

A: If you have consented to electronic delivery of the annual meeting materials you will receive an email notice with instructions on how to access the proxy statement and annual report on the Company's website, or in the case of the proxy card, on EquiServe's website. The notice will also inform you how to vote your proxy over the Internet. You will receive this email notice at around the time paper copies of the annual meeting materials are mailed to nonconsenting shareholders. Even if you have consented to electronic delivery of the annual meeting materials, you may still receive a paper copy of the notice of the annual meeting. Your consent to receive the annual meeting materials electronically will remain in effect until you specify otherwise.

ELECTION OF DIRECTORS

(Proposal No. 1)

Four directors are to be elected at the Meeting. The Board is currently divided into three classes. The terms of the eight remaining directors expire in 2004 or 2005. If the proposed amendment to the Articles of Incorporation to eliminate the classification of the Board (the "Amendment") is approved, this year's nominees will serve for terms expiring at the 2004 Annual Meeting of Shareholders, and until their successors shall have been elected and qualified. If the Amendment is not approved at the Meeting, these nominees will serve until the 2006 Annual Meeting of Shareholders, and until their successors are duly elected and qualified.

The Board has recommended as nominees for election as directors the first four persons named in the table below. All of the nominees are currently directors of the Company. Preston Robert Tisch, whose term as a director expires at the Meeting, is retiring and is not standing for re-election. The shareholders are not being asked to elect a fifth director to the class of directors being elected at the Meeting. The proxies cannot be voted for more than four directors at the Meeting. Effective at the Meeting the total number of directors comprising the Board is being reduced from thirteen to twelve.

Unless otherwise specified in the accompanying proxy, the shares voted pursuant thereto will be cast for the persons named below as nominees for election as directors. If, for any reason, any of the nominees named below should be unable to serve as a director, it is intended that such Proxy will be voted for the election, in his or her place, of a substituted nominee who would be recommended by management. Management, however, has no reason to believe that any nominee named below will be unable to serve as a director.

The following tables set forth as to each nominee and as to each incumbent director whose term of office extends to 2004 or 2005 and who is, therefore, not a nominee for election as a director at the Meeting: (i) his or her age; (ii) all positions and offices with the Company; (iii) principal occupation or employment during the past five years; (iv) other directorships of publicly held companies or investment companies; and (v) period of service as a director of the Company. Except as otherwise indicated, each person has had the same principal occupation or employment during the past five years.

Name	Age	Positions with Company, Principal Occupation and Other Directorships	Has Been A Director Since	Term Expires
Nominees for Terms Expiring in 2004 (Expiring in 2006 if the Amendment is not approved at the Meeting)				
Frank J. Biondi, Jr.	58	Senior Managing Director, WaterView Advisors LLC (private equity fund specializing in media) since 1999. Prior thereto, Chairman and Chief Executive Officer of Universal Studios (a major film, TV, and recorded music company) from 1996 to 1998. Prior thereto, Chief Executive Officer of Viacom, Inc. (diversified entertainment company) from 1987 to 1996. Director, Amgen, Inc., Harrah's Entertainment, Inc., The Bank of New York and Vail Resorts, Inc.	2002	*
Alan G. Hassenfeld	54	Chairman of the Board and Chief Executive Officer since 1999. Prior thereto, Chairman of the Board, President and Chief Executive Officer.	1978	*

4

Name	Age	Positions with Company, Principal Occupation and Other Directorships	Has Been A Director Since	Term Expires
Edward M. Philip	37	Senior Vice President of Terra Networks, S.A. since October 2000. Chief Financial Officer and Secretary of Lycos, Inc. from December 1995 to October 2000. Chief Operating Officer of Lycos, Inc. from December 1996 to October 2000. From July 1991 to December 1995 Mr. Philip served with The Walt Disney Company in various positions, most recently as Vice President and Assistant Treasurer. Director Allscripts Healthcare Solutions, Inc. and Terra Networks, S.A.	2002	*
Paula Stern	58	Chairwoman, The Stern Group, Inc. (international economic and trade consulting) since 1988. Alkire Chair in International Business, Hamline University, from 1994 to 2000. Former Chairwoman and Commissioner of U.S. International Trade Commission from 1978 to 1987. Director, Avaya, Inc., Avon Products, Inc. and The Neiman Marcus Group.	2002	*

Vote Required. The vote of a majority of those shares of Common Stock present (in person or by proxy) and entitled to vote at the Meeting is required to elect directors. Broker non-votes are not counted as present and entitled to vote for the election of directors for purposes of determining if a director receives a vote of the majority of the shares present and entitled to vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE FOUR NOMINEES NAMED ABOVE.

Name	Age	Positions with Company, Principal Occupation and Other Directorships	Has Been A Director Since	Term Expires
Directors Whose Terms Expire in 2004 and 2005				
Basil L. Anderson	58	Vice Chairman, Staples, Inc. (office supply company) since 2001. Prior thereto, Executive Vice President — Finance and Chief Financial Officer of Campbell Soup Company since 1996. Director, Staples, Inc.	2002	2005
Alan R. Batkin	58	Vice Chairman, Kissinger Associates, Inc. (geopolitical strategic consulting firm) since 1990. Director, Diamond Offshore Drilling, Inc., Overseas Shipholding Group, Inc. and Schweitzer-Mauduit International, Inc.	1992	2004

Name	Age	Positions with Company, Principal Occupation and Other Directorships	Has Been A Director Since	Term Expires
E. Gordon Gee	59	Chancellor, Vanderbilt University since 2000. Prior thereto, President, Brown University from 1998 to 2000. Prior thereto, President, The Ohio State University. Director, Dollar General Corporation, Gaylord Entertainment Company, The Limited, Inc. and Massey Energy Company.	1999	2005
Claudine B. Malone	66	President and Chief Executive Officer, Financial and Management Consulting, Inc. (consulting firm) since 1984. Director, LaFarge North America, Lowe's Companies, Inc. and Science Applications International Corporation. Ms. Malone previously served as a Director of Hasbro from 1992 to 1999.	2001	2004
E. John Rosenwald, Jr.	72	Vice Chairman, Bear, Stearns & Co. Inc. (investment bankers) since 1997. Prior thereto, Vice Chairman, The Bear Stearns Companies, Inc. Director, Bear, Stearns & Co. Inc.	1983	2005
Eli J. Segal	60	Chairman of the Board, SchoolSports, Inc. (magazine and internet content provider) since 2000. Prior thereto, President and Chief Executive Officer, the Welfare to Work Partnership (nonpartisan business organization) from 1997 to 2000. Prior thereto, Assistant to the President of the United States. Director, A.C. Moore Arts and Crafts, Inc. and Hotels.com.	2001	2005
Carl Spielvogel	74	Chairman and Chief Executive Officer, Carl Spielvogel Associates, Inc. (international finance and marketing) since 2001. Prior thereto, U.S. Ambassador to the Slovak Republic from late 2000 to 2001, during which time Mr. Spielvogel took a leave of absence from the Board, returning to the Board in April of 2001. Prior thereto, Chairman and Chief Executive Officer, Carl Spielvogel Associates, Inc. from 1997 to 2000. Prior thereto, Chairman of the Board and Chief Executive Officer, United Auto Group, Inc. (operator of multiple-franchise auto dealerships). Director, Barney's New York, Inc. and Interactive Data, Inc.	1992	2004

Name	Age	Positions with Company, Principal Occupation and Other Directorships	Has Been A Director Since	Term Expires
Alfred J. Verrecchia	60	President and Chief Operating Officer since 2001. Prior thereto, President, Chief Operating Officer and Chief Financial Officer from 2000 to 2001. Prior thereto, Executive Vice President, Global Operations and Chief Financial Officer from 1999 to 2000. Prior thereto, Executive Vice President, Global Operations and Development during 1999. Prior thereto, Executive Vice President and President, Global Operations from 1996 to 1999. Prior thereto, Chief Operating Officer, Domestic Toy Operations. Director, Old Stone Corporation and FM Global.	1992	2004

* * *

Those directors who are also executive officers of the Company serve as officers and directors of the Company's various subsidiaries at the request and convenience of the Company.

During 2002, the Board held six meetings. All directors attended at least 75% of the aggregate of (i) the Board meetings held during their tenure as directors during 2002 and (ii) the meetings of any committees held during their tenure as members of such committees during 2002.

The Audit Committee of the Board, which currently consists of Basil L. Anderson, Alan R. Batkin, E. Gordon Gee and Claudine B. Malone (Chair), held seven meetings in 2002. The Audit Committee is responsible for the appointment, compensation and oversight of the Company's independent auditor and assists the Board in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, the financial reports provided by the Company, the Company's systems of internal accounting and financial controls, and the quarterly review and annual independent audit of the Company's financial statements. The current Audit Committee Charter adopted by the Board is set forth as Appendix A to this Proxy Statement.

The Compensation and Stock Option Committee of the Board, which currently consists of Alan R. Batkin, Frank J. Biondi, Jr., Eli J. Segal, and Carl Spielvogel (Chair), held six meetings in 2002. The Compensation and Stock Option Committee has been delegated responsibility for all employee compensation and benefit plans, is authorized to make grants and awards under the Company's employee stock option plans and shares responsibility for evaluation of the Company's Chief Executive Officer with the Nominating, Governance and Social Responsibility Committee.

The Nominating, Governance and Social Responsibility Committee of the Board, which currently consists of Claudine B. Malone, Eli J. Segal (Chair), Paula Stern and Preston Robert Tisch, met five times in 2002. The Nominating, Governance and Social Responsibility Committee identifies individuals qualified to become Board members and makes recommendations to the full Board for possible additions to the Board and on the director nominees for election at the Company's annual meeting. The committee also oversees and makes recommendations regarding the governance of the Board and the committees thereof, including the Company's governance principles, Board and Board committee evaluations and the compensation of non-employee directors, and shares with the Compensation and Stock Option Committee responsibility for evaluations of the Chief Executive Officer. Further, the Committee oversees codes of business conduct and ethics, and analyzes issues of social responsibility and related corporate conduct. The Nominating, Governance and Social Responsibility Committee has neither the authority nor the procedures to consider nominees recommended by shareholders. The By-laws provide that shareholders may nominate directors at an annual meeting by giving notice to the Secretary of the Company not less than 60 days nor more than 90 days prior to the one-year anniversary date of the immediately preceding annual meeting and providing specified information regarding the proposed nominee and each shareholder proposing such nomination.

The Executive Committee of the Board, which currently consists of Alan G. Hassenfeld (Chair), E. Gordon Gee, E. John Rosenwald, Jr. and Carl Spielvogel, did not meet in 2002. The Executive Committee acts on such matters as are specifically assigned to it from time to time by the Board and is vested with all of the powers that are held by the Board, except that by law the Executive Committee may not exercise any power of the Board relating to amendment of the Articles of Incorporation or By-laws of the Company, adoption of a plan of merger or consolidation, the sale, lease or exchange of all or substantially all the property or assets of the Company or the voluntary dissolution of the Company.

Compensation of Directors

Members of the Board who are not otherwise employed by the Company ("Non-employee Directors") receive a retainer of $35,000 per year and the Chairs of the Audit Committee, the Compensation and Stock Option Committee and the Nominating, Governance and Social Responsibility Committee each receive an additional retainer of $4,000 per year. Non-employee Directors receive a fee of $1,000 per Board or committee meeting attended. Action by written consent is not considered attendance at a meeting for purposes of fees to directors.

Pursuant to the Deferred Compensation Plan for Non-employee Directors (the "Deferred Plan"), which is unfunded, Non-employee Directors must defer a minimum of 20% of the annual Board retainer fee into a stock unit account, the value of each unit initially being equal to the fair market value of one share of Common Stock as of the end of the quarter in which the compensation being deferred would otherwise be payable. Stock units increase or decrease in value based on the fair market value of the Common Stock. In addition, an amount equal to the dividends paid on an equivalent number of shares of Common Stock is credited to each Non-employee Director's stock unit account as of the end of the quarter in which the dividend was paid. Non-employee Directors may defer the remainder of their retainer and/or meeting fees into the stock unit account or an interest account, which bears interest at the five-year Treasury rate. The Company makes a deemed matching contribution to the stock unit account equal to 10% of the amount deferred, with one-half of such Company contribution vesting on December 31 of the calendar year in which the deferred compensation otherwise would have been paid and one-half on the next December 31, provided the participant is a director on such vesting date. Unvested Company contributions will automatically vest on death, total disability or retirement by the director at or after age seventy-two. Compensation deferred under the Deferred Plan, whether in the stock unit account or the interest account, will be paid out in cash after termination of service as a director. Directors may elect that compensation so deferred be paid out in a lump sum or in up to ten annual installments, commencing either in the quarter following, or in the January following, the quarter in which service as a director terminates.

Under the Hasbro, Inc. Retirement Plan for Directors (the "Retirement Plan"), which is unfunded, each Non-employee Director (who is not otherwise eligible for benefits under the Company's Pension Plan) who has attained the age of sixty-five and completed five years of service on the Board is entitled to receive, beginning at age seventy-two, an annual benefit equal to the annual retainer payable to directors during the year in which the director retires (which does not include the fees paid to directors for attendance at meetings). If a director retires on or after the director's seventy-second birthday, the annual benefit will continue for the life of the director. If a director retires between the ages of sixty-five and seventy-two, the number of annual payments will not exceed the retired director's years of service. Upon a Change of Control, as defined in the Retirement Plan, directors and retired directors are entitled to lump-sum payments equal to the present value of their benefits under the Retirement Plan. In the event that the 2003 Stock Option Plan for Non-Employee Directors (the "Director Option Plan") is approved by the Company's shareholders at the Meeting, any person elected to the Board after the date of such shareholder approval will not participate in the Retirement Plan. Any Non-employee Director who is serving as a director of the Company at the time the Director Option Plan is approved by the shareholders and who has elected to participate in the Director

Option Plan will not be eligible for the further vesting of benefits under the Retirement Plan, in terms of adjustments to the annual benefit or crediting of additional years of service, following the effective date of such director's election to participate in the Director Option Plan.

Under the Stock Option Plan for Non-employee Directors (the "1994 Director Plan"), approved by shareholders on May 11, 1994, each Non-employee Director then in office received on May 11, 1994, each Non-employee Director who joined the Board after May 11, 1994 received upon becoming a director, and any new Non-employee Director will receive upon becoming a director, a one-time grant of a nonqualified, nontransferable ten-year option to purchase 11,250 shares of Common Stock at 110% of the fair market value per share of Common Stock on the date of grant. The options become exercisable at a rate of 20% per year commencing on the first anniversary of the date of grant, except that exercisability will be accelerated upon a participant ceasing to be a member of the Board because of permanent disability, death, retirement at or after age seventy-two or after a Change of Control, as defined in the 1994 Director Plan. If the Director Option Plan is approved by the shareholders at the Meeting, the 1994 Director Plan will be cancelled effective upon such approval and no further grants will be made under the 1994 Director Plan, provided, however, that options previously granted under the 1994 Director Plan will continue in effect in accordance with their terms.

Certain Relationships and Related Transactions

The Company's wholly owned subsidiary, Hasbro Canada Corporation ("Hasbro Canada"), leases its manufacturing and warehouse facilities from Central Toy Manufacturing Inc. ("CTM"), a real estate corporation which is 25% owned by the estate of Merrill Hassenfeld, a former Chief Executive Officer and director of the Company. Sylvia K. Hassenfeld, a former director of the Company and mother of Alan G. Hassenfeld, is executrix and a beneficiary of the estate of Merrill Hassenfeld. Total rent paid by Hasbro Canada to CTM for the leases of offices and warehouse facilities in 2002 was approximately $589,000 Canadian (approximately $375,000 U.S.). During 2000, the leases were renewed for a three-year term ending on January 31, 2004 at rentals of approximately $579,000, $589,000 and $599,000 Canadian for the three years, respectively. In management's opinion, these leases are on terms at least as favorable as would otherwise presently be obtainable from unrelated parties. Hasbro Canada has the option to renew for two additional three-year terms at fair market rental. If the parties cannot agree, the fair market rental would be determined by appraisal. Hasbro Canada has a right of first refusal to purchase the premises unless it indicates its intention not to renew the leases.

Bear, Stearns & Co. Inc. provides investment banking and related services to the Company. In fiscal 2002, these services included repurchasing, on behalf of the Company, a portion of the Company's outstanding long-term debt using proceeds from the Company's offering of 2.75% convertible senior debentures and cash on hand. E. John Rosenwald, Jr., a director of the Company, is a director and Vice Chairman of Bear, Stearns & Co., Inc.

Lucas Licensing Ltd. ("Licensing") and Lucasfilm Ltd. ("Film" and together with "Licensing", "Lucas") own in the aggregate exercisable warrants to purchase 15,750,000 shares of Common Stock which were obtained in arms-length negotiations with the Company in connection with the Company's obtaining of certain rights. The Common Stock subject to such warrants would, if all warrants were fully exercised, constitute approximately 8.3% of the Company's outstanding shares. Accordingly, under SEC Rule 13d-3, George W. Lucas, Jr., as owner, director and an officer of Film and Licensing, may be deemed to own approximately 8.3% of the Company's outstanding shares. See "Voting Securities and Principal Holders Thereof". In fiscal 2002, the Company paid an aggregate of approximately $123 million in royalties to Licensing pursuant to license agreements entered into at arms length in the ordinary course of business.

In January 2003, the Company amended its license with Licensing for the manufacture and distribution of STAR WARS toys and games. Under the amended agreement the term was extended by ten years and is expected to run through 2018. In addition, the minimum guaranteed royalties due to Licensing were reduced by $85 million. In a separate agreement, the warrants previously granted to Lucas were also amended. Under this warrant amendment, the terms of each of the warrants issued to Lucas were extended by ten years. The warrant amendment agreement provides the Company with an option through October 2016 to purchase all of these warrants from Lucas for a price to be paid at the Company's election of either $200 million in cash or $220 million in Common Stock, such stock being valued at the time of the exercise of the option. Also, the warrant amendment agreement provides Lucas with an option through January 2008 to sell all of these warrants to the Company for a price to be paid at the Company's election of either $100 million in cash or $110 million in Common Stock, such stock being valued at the time of the exercise of the option.

Andrea Patterson, daughter of E. David Wilson, is employed by the Company as a Director of Human Resources. In fiscal 2002 Ms. Patterson was paid an aggregate salary and bonus in excess of $60,000. Michael Verrecchia, son of Alfred J. Verrecchia, is employed by the Company as a Director of Marketing. In fiscal 2002 Mr. Verrecchia was paid an aggregate salary and bonus in excess of $60,000.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
AMONG HASBRO, S&P 500 AND RUSSELL 1000
CONSUMER DISCRETIONARY ECONOMIC SECTOR(1)

The following graph tracks an assumed investment of $100 on the start dates indicated below in the Company's Common Stock, the S&P 500 Index and the Russell 1000 Consumer Discretionary Economic Sector, assuming full reinvestment of dividends and no payment of brokerage or other commissions or fees. Past performance is not necessarily indicative of future performance.



	1997	1998	1999	2000	2001	2002
Hasbro	$100	$107	$ 88	$ 52	$ 82	$56
S&P 500	$100	$128	$154	$141	$126	$97
Russell 1000 Consumer Discretionary Economic Sector	$100	$134	$174	$123	$128	$98

(1) While the information for Hasbro and the S&P 500 is as of the last trading day in Hasbro's fiscal year, the data for the Russell Sector is as of the last trading day in the calendar year.

REPORT OF THE
COMPENSATION AND STOCK OPTION COMMITTEE
OF THE BOARD OF DIRECTORS

2002 Compensation Policies With Respect to Executive Officers

The general goal of the Compensation and Stock Option Committee (the "Committee") with respect to the compensation of executive officers (including those named in the summary compensation table that follows) is that the Company provide competitive compensation and benefits that:

- attract and retain capable executives who are important to the success of the Company,

- reward them for performance,

- provide them with a strong incentive to increase shareholder value, and

- accomplish the foregoing in as fair, understandable and cost-effective a manner as possible.

The Committee is composed solely of persons who are both "Non-Employee Directors," as defined in Rule 16b-3 of the rules and regulations of the Securities and Exchange Commission, and "outside directors," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Executive compensation for fiscal year 2002 comprised three primary elements: base salary, annual management incentive bonuses and stock options. On occasion, restricted stock is also used as a reward and retention mechanism; a restricted stock grant was made to one executive officer in 2002. In authorizing and approving cash compensation and equity awards for executive officers (other than the Chief Executive Officer), the Committee reviews the recommendations of the Chief Executive Officer and considers available market information.

Base salaries for new executive officers are initially determined by evaluating the responsibilities of the position held, the experience of the individual and the competitive marketplace for comparable executive talent. Subsequent yearly adjustments are made only in the event of changes in duties and responsibilities or lack of competitiveness with market conditions. Base salaries are generally targeted to correspond with approximately the 75th percentile of salaries paid by other consumer non-durable products companies surveyed in Hewitt Executive Total Compensation Measurement, prepared by Hewitt Associates, LLP and Towers Perrin's 2002 Executive Compensation Databank, whose participants partially overlap with the companies included in the Russell 1000 Consumer Discretionary Economic Sector (the "Russell Sector"), the performance of which is compared to the Company in the preceding stock performance graph. Except in cases of changes in responsibility or adjustments to bring salaries in line with market conditions, there were no increases in base salaries of senior management in fiscal 2002.

Approximately 1,175 employees, including certain executive officers, were awarded management incentive bonuses with respect to fiscal 2002. Corporate and business unit performance objectives were established at the beginning of the year. Except with respect to the Chief Executive Officer and the President and Chief Operating Officer, corporate performance was measured with a combination of four performance criteria and targets for each such criterion. The four corporate performance criteria were earnings per share, net revenues, return on capital investment and return on net revenues. Business unit objectives were based on pre-tax profits and revenues for such unit. Corporate and business unit performance objectives were determined on the basis of a budget review carried out by senior management with respect to each business unit which forms the basis for the operating plan prepared by senior management and approved by the Board in February of each year.

The bonus eligibility of the Company's Chief Executive Officer, Mr. Hassenfeld, and the Company's President and Chief Operating Officer, Mr. Verrecchia, was determined pursuant to the Company's 1999 Senior Management Annual Performance Plan (the "Annual Performance Plan"). Under the Annual Performance Plan, the Committee designates a "Net Earnings" (as defined in the Annual Performance Plan) performance goal for the Company for the year, which is based on the operating plan approved by the Board in February of that year. Mr. Verrecchia's target bonus under the Annual Performance Plan was 65% of base salary. In fiscal 2002, "Net Earnings" performance met the percentage of target performance that would yield a payout of 121% of target. With respect to executive officers below the President and Chief Operating Officer level, target bonuses in fiscal 2002 ranged from 45% to 60% of base salary and were determined pursuant to the Company's Management Incentive Plan (MIP). The bonuses under the MIP for executive officers deemed to have corporate-wide responsibility were generally based 100% on corporate performance. The management incentive bonuses for those individuals deemed to have business unit responsibility (which include Messrs. Goldner and Wilson), were generally weighted 40% for corporate performance and 60% for business unit performance. In all cases, the bonuses earned could be subject to adjustment downward to as low as 0% and upward by a factor of up to an additional 50%, based on individual performance against specified management objectives. In fiscal 2002, corporate performance under the MIP was at a level that would yield a bonus of 102.25% of target. Certain business units exceeded their performance criteria, while others partially satisfied their criteria to generate a partial bonus. In all cases, the bonuses for corporate and business unit performance were reviewed by the Committee and adjusted to reflect the individual performance of the executive in question.

In fiscal 2002, non-qualified stock options were granted to executive officers pursuant to the Company's employee stock option plans. The Committee granted individual options to executive officers in order to provide an incentive to motivate and retain those individuals who are important to the Company's future success. Stock options are designed to align the interests of executives with those of shareholders, since the executives can only benefit from the options if there is price appreciation in the Common Stock after the date of grant. Stock options granted under this program generally vest annually over the three-year period following the date of grant. In addition, selected members of senior management are eligible every two years (including during fiscal 2002) for a grant of premium-priced stock options, with an exercise price set ten percent above the fair market value of the Company's Common Stock at the time of grant, and vesting annually over a five-year period following the date of grant. All stock options granted in fiscal 2002 had an exercise price at least equal to the fair market value of the Common Stock on the date of grant. The number of stock options previously awarded and outstanding for each executive officer was reviewed and considered by the Committee in determining the size of any executive's stock option awards, which were allocated on the basis of individual potential, responsibility and performance.

In March 2000, subject to shareholder approval of required amendments to the Company's Stock Incentive Performance Plan, which approval was obtained in May 2000, the Committee established a long term incentive program (the "LTIP") for selected members of senior management, including certain executive officers, pursuant to which awards of restricted stock could be made, contingent upon the achievement of specified financial performance goals. Based on the financial performance of the Company, no restricted stock awards were made pursuant to the LTIP during fiscal 2002. The LTIP has been discontinued by the Company, and will not be in effect as of 2003.

2002 Compensation of the Chief Executive Officer

As set forth in the accompanying tables, Mr. Hassenfeld's salary of $1,005,900 for fiscal 2002 represented no increase from his 2001 salary. Mr. Hassenfeld received a management bonus of $915,000 with respect to fiscal 2002, computed by using his target bonus of 75% under the Annual Performance Plan and applying a payout percentage of 121% based on the Company's over-achievement of the "Net Earnings" performance goal, and then rounding to the nearest multiple of $5,000. In fiscal 2002 he was granted options (with three-year vesting) to purchase 200,000 shares of Common Stock at the market price as of the date of grant, and options (with five-year vesting) to purchase 250,000 shares of Common Stock at 110% of the market price as of the date of grant. All compensation decisions regarding Mr. Hassenfeld were made by the Committee, without the participation of Mr. Hassenfeld or other executive officers of the Company. The Committee believes that the options granted in fiscal 2002 were appropriate incentives to Mr. Hassenfeld to improve the Company's future performance and to further align his interests with those of the Company's shareholders.

Carl Spielvogel (Chair), Alan R. Batkin, Frank J. Biondi, Jr. and Eli J. Segal as members of the Compensation and Stock Option Committee of the Board of Directors as of the 2002 fiscal year end.

EXECUTIVE COMPENSATION

The following table summarizes compensation paid by the Company for services rendered during fiscal 2002, 2001 and 2000 by the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company in fiscal 2002 other than the Chief Executive Officer.

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | |
Name and Principal Position	Year	Salary(a)	Bonus(a)	Other Annual Compensation(b)	Restricted Stock Awards(c)	Securities Underlying Options	All Other Compensation(d)
Alan G. Hassenfeld.........	2002	$1,005,900	$915,000	$ 38,409	$ —	450,000	$63,581
Chairman of the Board	2001	1,005,900	—	32,945	—	200,000	63,581
and Chief Executive	2000	1,005,900	—	33,635	—	70,000	90,760
Officer							
Alfred J. Verrecchia	2002	765,200	605,000	18,494	307,000	375,000	48,448
President and Chief	2001	763,277	—	12,394	—	175,000	48,333
Operating Officer(e)	2000	665,201	—	12,964	300,000	60,000	82,168
Brian Goldner	2002	550,000	450,000	100,709	—	235,000	57,000
President, U.S. Toys(f)	2001	532,134	400,000	517,618	—	100,000	46,928
	2000	384,615	500,000	125,626	972,187	150,000	—
E. David Wilson	2002	585,000	350,000	904	—	225,000	57,600
President, Games(g)	2001	541,828	375,000	3,681	—	100,000	47,416
	2000	519,200	248,437	4,698	150,000	50,000	46,381
David D.R. Hargreaves......	2002	407,144	253,500	6,365	—	175,000	34,929
Senior Vice President	2001	375,769	175,000	11,761	—	60,000	30,046
and Chief Financial	2000	310,000	325,000	1,704	150,000	50,000	40,934
Officer(h)							

(a) Includes amounts deferred pursuant to the Company's Retirement Savings Plan and Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan"). Includes sign on and guaranteed bonuses paid to Mr. Goldner as required by his employment agreement. See "Change of Control and Employment Agreements" below. Mr. Goldner joined the Company during 2000.

(b) Includes the following amounts which were included in 2002, 2001 and 2000 taxable income, respectively, for each named individual in connection with a program whereby a leased automobile, or an automobile allowance, is provided to the executive by the Company: $13,409, $7,945 and $8,635 for Mr. Hassenfeld; $9,794, $9,794 and $10,464 for Mr. Verrecchia; $0, $860 and $7,740 for Mr. Goldner; $0, $2,781 and $3,798 for Mr. Wilson; and $3,865, $10,261 and $1,704 for Mr. Hargreaves.

Includes the following amounts paid by the Company and included in 2002, 2001 and 2000 taxable income, respectively, for each named executive officer in connection with a program whereby certain financial planning and tax preparation services are provided to the individual and paid for by the Company: $25,000, $25,000 and $25,000 for Mr. Hassenfeld; $8,700, $2,600 and $2,500 for Mr. Verrecchia; $904, $900 and $900 for Mr. Wilson; and $2,500, $1,500 and $0 for Mr. Hargreaves.

Also includes 2002, 2001 and 2000 relocation and moving expenses reimbursed by the Company to Mr. Goldner of $100,709, $516,758 and $117,886, respectively.

Does not include other personal benefits that do not in the aggregate exceed $50,000 in any year for any individual.

(c) Generally, restricted stock vests three years after grant if the employee is still employed by the Company on that date. In the case of Messrs. Verrecchia, Wilson and Hargreaves, the restricted stock awards were made in the form of deferred restricted stock units, whereby the restricted shares are deemed to be held in a deferred compensation account under the Company's Employee Non-Qualified Stock Plan. The equivalent of cash dividends on said units are deemed to be paid to the employee's account under the Deferred Compensation Plan. To the extent that delivery of the actual shares to the employee after vesting would constitute income as to which the Company would be denied a deduction under Section 162(m) of the Internal Revenue Code, as amended (the "Code") the affected number of units will continue to be deemed to be held in the employee's deferred compensation account. Actual shares of restricted stock issued to employees have ordinary dividend and voting rights, while the holders of deferred restricted stock units have no voting rights with respect to the shares of Common Stock deemed represented by such units. The number and market value of restricted stock held by the applicable individuals named above at December 29, 2002 (based upon the closing stock price of $11.12 on December 27, 2002) were: Mr. Verrecchia, 40,000 and $444,800; Mr. Goldner, 61,000 and $678,320; Mr. Wilson, 10,000 and $111,200; and Mr. Hargreaves, 10,000 and $111,200.

(d) Includes the individual's pro-rata share of the Company's matching contribution to the savings account of each individual, excluding Mr. Goldner in 2000, under the Company's Retirement Savings Plan which is in part contributed to the individual's account in the Retirement Savings Plan and, to the extent in excess of certain Code maximums, deemed allocated to the individual's account in the Company's unfunded Supplemental Benefit Retirement Plan (the "Supplemental Plan"), which for 2002 amounted to $60,354 for Mr. Hassenfeld, $45,912 for Mr. Verrecchia, $57,000 for Mr. Goldner, $57,600 for Mr. Wilson and $34,929 for Mr. Hargreaves; for 2001 amounted to $60,354 for Mr. Hassenfeld, $45,797 for Mr. Verrecchia, $46,928 for Mr. Goldner, $47,416 for Mr. Wilson and $30,046 for Mr. Hargreaves; and for 2000 amounted to $87,533 for Mr. Hassenfeld, $79,632 for Mr. Verrecchia, $46,381 for Mr. Wilson and $40,994 for Mr. Hargreaves. Effective January 1, 2000, the profit sharing position of the Retirement Savings Plan was eliminated and the Company match for contributions made by the employee to his or her savings account was increased to 200% of the first 2% of compensation saved and 50% of the next 4% saved. The Company match was previously 25% of the first 6% of compensation saved. Mr. Goldner did not participate in the Retirement Savings Plan in 2000.

Also includes the following premiums paid by the Company for individual life insurance policies for Messrs. Hassenfeld and Verrecchia in fiscal 2002, 2001 and 2000 respectively, for Mr. Hassenfeld $3,227, $3,227 and $3,227, and for Mr. Verrecchia $2,536, $2,536 and $2,536.

(e) Mr. Verrecchia, formerly Executive Vice President, Global Operations and Chief Financial Officer, was elected President, Chief Operating Officer and Chief Financial Officer in 2000 and President and Chief Operating Officer in 2001.

(f) Mr. Goldner, formerly Senior Vice President and General Manager, U.S. Toys, was elected President, U.S. Toys in 2001. Mr. Goldner joined the Company during 2000.

(g) Mr. Wilson, formerly Senior Vice President and Sector Head, Games, was elected President, Games in 2001.

(h) Mr. Hargreaves, formerly Senior Vice President and Deputy Chief Financial Officer, was elected Senior Vice President and Chief Financial Officer in 2001.

* * *

The following table sets forth certain information regarding stock option grants in fiscal 2002 to the individuals named above.

Option Grants in Last Fiscal Year

	Individual Grants				Grant Date Value(a)
Name	Number of Securities Underlying Options Granted(d)	% of Total Options Granted to Employees In Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value
Alan G. Hassenfeld	200,000(b)	4.2	$16.335	4/24/2012	$1,572,000
	250,000(c)	5.3	$17.9685	4/24/2012	$1,855,000
Alfred J. Verrecchia	175,000(b)	3.7	$16.335	4/24/2012	$1,375,500
	200,000(c)	4.2	$17.9685	4/24/2012	$1,484,000
Brian Goldner	85,000(b)	1.8	$16.335	4/24/2012	$ 668,000
	150,000(c)	3.2	$17.9685	4/24/2012	$1,113,000
E. David Wilson	75,000(b)	1.6	$16.335	4/24/2012	$ 589,000
	150,000(c)	3.2	$17.9685	4/24/2012	$1,113,000
David D.R. Hargreaves	50,000(b)	1.1	$16.335	4/24/2012	$ 393,000
	125,000(c)	2.6	$17.9685	4/24/2012	$ 927,500

(a) The Grant Date Present Values were determined using the standard application of the Black-Scholes option pricing methodology using the following weighted average assumptions: volatility 43.29%, dividend yield .72% and a risk free interest rate of 4.70% based on the options being outstanding for approximately six years. The Grant Date Present Values do not take into account risk factors such as non-transferability and limits on exercisability. In assessing the Grant Date Present Values indicated in the above table, it should be kept in mind that no matter what theoretical value is placed on an option on the date of grant, the ultimate value of the option is dependent on the market value of the Common Stock at a future date, and the extent if any, by which such market value exceeds the exercise price on the date of exercise.

(b) These options are non-qualified, were granted at fair market value on the date of grant, and vest in equal annual installments over three years. All options become fully vested in the event of death, disability or retirement at the optionee's normal retirement date and are exercisable for a period of one year from the date of such disability or retirement, or in the case of death, from the appointment and qualification of the executor, administrator or trustee for the optionee's estate. An optionee taking early retirement may, under certain circumstances, exercise all or a portion of the options unvested at his or her early retirement date and may exercise such options for three months or such longer period as the Committee may approve. Unless otherwise approved by the Committee in its discretion, upon termination of employment for any other reason, only options vested at the date of the termination may be exercised, and are exercisable for a period of three months following termination.

(c) These options were granted at 110% of fair market value on the date of grant, and vest in equal annual installments over five years. All options become fully vested in the event of death, disability or retirement at the optionee's normal retirement date and are exercisable for a period of three years from such disability or retirement, or in the case of death, from the appointment and qualification of the executor, administrator or trustee for the optionee's estate. Unless otherwise approved by the Committee in its discretion, upon termination of employment for any other reason, only options vested at the date of termination may be exercised, and are exercisable for a period of six months following termination.

(d) All of these awards were granted pursuant to the 1995 Stock Incentive Performance Plan. Upon a Change of Control, as defined in the Plan, all options become immediately exercisable and, except as provided in the following sentence, will be canceled in exchange for a cash payment in the amount of the difference between the highest price paid for a share of Common Stock in the transaction or series of

transactions pursuant to which the Change of Control shall have occurred or, if higher, the highest reported sales price of a share of Common Stock during the sixty-day period immediately preceding the date of the Change of Control. The Committee has the discretion, in connection with certain Change of Control transactions, to take alternative action such as converting the stock options into those of the resulting corporation or settling them in shares of the stock of the Company or the resulting corporation. Participants may exercise options and satisfy tax withholding liabilities by payments in cash or by delivery of Common Stock equal to the exercise price and the tax withholding liability. In addition, participants may instruct the Company to withhold shares issuable upon exercise in satisfaction of tax withholding liability.

* * *

The following table sets forth as to each of the named individuals: (a) information with respect to option exercises during the fiscal year ended December 29, 2002, (b) the number of exercisable and unexercisable options held on December 29, 2002, the last day of the 2002 fiscal year; and (b) the value of such options at December 29, 2002 (based on the closing price of $11.12 on December 27, 2002). The number of options set forth below correspond to the number of shares to which they relate.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

| Name | Number of Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at December 29, 2002 | | Value of Unexercised In-the-Money Options at December 29, 2002 | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan G. Hassenfeld	108,000	$225,601	1,476,668	743,332	0	0
Alfred J. Verrecchia	118,125	$246,751	1,037,084	608,666	0	0
Brian Goldner	0	—	106,667	378,332	0	0
E. David Wilson	0	—	475,709	386,666	0	0
David D.R. Hargreaves	0	—	165,343	265,000	0	0

* * *

Long-Term Incentive Plan Awards in Last Fiscal Year(a)

| Name | Number of Shares, Units or Other Rights | Performance or Other Period Until Maturation or Payout | Estimated Future Payouts under Non-Stock Price-Based Plans | | |
			Threshold	Target	Maximum
Alan G. Hassenfeld	35,000	2000-2002	0	35,000	70,000
Alfred J. Verrecchia	25,000	2000-2002	0	25,000	50,000
Brian Goldner............................	—	—	—	—	—
E. David Wilson	20,000	2000-2002	0	20,000	40,000
David D.R. Hargreaves	20,000	2000-2002	0	20,000	40,000

(a) The awards would only deliver a benefit to the employee if certain performance goals were met. Performance goals were based on the Company's revenue growth and growth in earnings per share during the three year period 2000-2002, as modified by the price of the Common Stock at the end of 2002 for the years 2000-2002. If the performance goals had been met, the targeted awards would have been made in the form of restricted stock to be granted in 2003, one third of which would have vested in one year and the remainder in two years. The 2000 and 2001 goals were not met and therefore no targeted awards were made for the 2000 through 2002 period. The Company's Long Term Incentive Plan was terminated in 2002.

* * *

The following table shows the estimated annual benefits payable upon retirement in specified remuneration and years of service classifications under the Company's Pension Plan (the "Pension Plan") and under the Supplemental Plan:


Pension Plan Table


Average Compensation(1)	Estimated Annual Retirement Benefit By Years of Service Classification(2)					
	10	15	20	25	30	35(3)
$ 200,000	$ 33,333	$ 50,000	$ 66,667	$ 83,333	$ 100,000	$ 100,000
400,000	66,667	100,000	133,333	166,667	200,000	200,000
800,000	133,333	200,000	266,667	333,333	400,000	400,000
1,200,000	200,000	300,000	400,000	500,000	600,000	600,000
1,600,000	266,666	400,000	533,333	666,667	800,000	800,000
1,800,000	300,000	450,000	600,000	750,000	900,000	900,000
2,000,000	333,333	500,000	666,667	833,333	1,000,000	1,000,000
2,200,000	366,667	550,000	733,333	916,667	1,100,000	1,100,000

(1) Covered compensation under the Pension Plan and the Supplemental Plan includes total salaries and bonuses (as set forth in the Summary Compensation Table) for the five highest consecutive years during the ten years preceding retirement ("Average Compensation").

(2) Estimated retirement benefit amounts shown are prior to reduction by an Internal Revenue Service designated amount keyed to a participant's Social Security entitlement. Amounts shown are computed on the single straight-life annuity option. Commencement of benefits prior to normal retirement at age 65 and/or election of other payment options will reduce the annual benefit amount shown. Payments from the Supplemental Plan, which is unfunded, are not subject to provisions of the Code that limit benefits under the Pension Plan. As set forth in the above table and subject to the foregoing, the retirement benefit after thirty years of credited service is generally 50% of Average Compensation.

(3) For purposes of determining annual benefits under the Pension Plan and the Supplemental Plan prior to 2000, credited years of service cannot exceed 30. Effective January 1, 2000, the Company amended the Pension Plan to provide for a lump sum benefit determined primarily on the basis of Average Compensation and actual years of service (including years of service in excess of 30 years). The lump-sum benefit is reduced if payment is made before age 55. Until 2007, employees will receive the higher of the benefits provided by such amendment and as described in the above table.

The following table sets forth, as to the five named individuals, their years of credited service under the Pension Plan and the Supplemental Plan:

	Credited Years of Service
Alan G. Hassenfeld	34
Alfred J. Verrecchia	37
Brian Goldner	3
E. David Wilson	22
David D.R. Hargreaves	10

Mr. Hargreaves is also entitled to a defined benefit from the Hasbro U.K. Employee Benefits Plan (the "U.K. Plan") for his services while in the U.K., and the Hasbro International Expatriate Pension Plan (the "Expatriate Plan"). The single straight-life annuity benefit under the Expatriate Plan, if any, is 2% of Average

18

Compensation for each year of service, reduced by benefits payable from the U.K. Plan, the Pension Plan, the Supplemental Plan, and the annuity equivalent of benefits attributable to the prior qualified and nonqualified Profit Sharing Plans and Savings Plans (post-2000). Expatriate Plan benefits are also reduced by the Social Security entitlement described above. Commencement of benefits prior to normal retirement at age 65 and other payment options will reduce benefits under both the U.K. Plan and the Expatriate Plan. After 2006, accruals under the Expatriate Plan are calculated based on the post-2000 Pension Plan and Supplemental Plan provisions.

Change of Control and Employment Agreements

The following are summaries of the Company's change of control and employment agreements with the named executive officers included in the preceding tables and are therefore not complete. We have filed copies of the forms of the agreements with the Securities and Exchange Commission.

Change of Control Agreements.   Ten senior executives, including all of the above-named individuals, are parties to employment agreements, as amended (the "Change of Control Agreements") with the Company. The Change of Control Agreements come into effect only upon a "Change of Control," as defined therein, and continue for three years after such date (the "Employment Period"). If, during the Employment Period, an executive's employment with the Company is involuntarily terminated other than for "Cause," the executive is entitled to the executive's (a) average annual salary for the five years preceding the Change of Control (or such lesser number of actual years employed) plus (b) the greater of (x) the target bonus during the year of termination and (y) the average annual bonus for the five years preceding the Change of Control (or such lesser number of actual years employed), in each case multiplied by three.

The executive would also be entitled to an amount equal to the shortfall between the actuarial benefit payable to the executive under the Company's retirement plans as a result of the early termination and the amount the executive would have received if the executive had continued in the employ of the Company for the remainder of the Employment Period. In addition, the executive and the executive's family would be entitled to the continuation of medical, welfare, life insurance, disability and other benefits for at least the remainder of the Employment Period. If the executive is subject to the payment of excise tax under Section 4999 of the Code, the Company will pay such executive an additional amount so as to place the executive in the same after-tax position such executive would have been in had such excise tax not applied.

In addition, the Change of Control Agreements permit an executive to terminate the executive's employment for "Good Reason" at any time or for any reason during a 30-day period immediately following the first anniversary of the Change of Control and receive the above-described severance benefits. "Good Reason" includes diminution of the executive's responsibilities or compensation, relocation or purported termination otherwise than as expressly permitted by the Change of Control Agreements. Under certain circumstances, certain payments by the Company pursuant to the Change of Control Agreements may not be deductible for federal income tax purposes pursuant to Section 280G of the Code.

A "Change of Control" is defined as the occurrence of certain events, including acquisition by a third party of 20% or more of the Company's outstanding voting securities, a change in the majority of the Board, consummation of a reorganization, merger, consolidation, substantial asset sale involving, or shareholder approval of a liquidation or dissolution of, the Company subject, in each case, to certain exceptions. "Cause" is defined, for purposes of the Agreements, as demonstrably willful or deliberate violations of the executive's responsibilities which are committed in bad faith or without reasonable belief that such violations are in the best interests of the Company, which are unremedied after notice, or conviction of the executive of a felony involving moral turpitude. The Change of Control Agreements were amended as of March 10, 2000 to provide that the executive's target bonus be taken into account in computing benefits, to change the definition of a "Change of Control" to be "consummation" of a reorganization, merger, consolidation or sale of substantially all of the assets of the Company rather than "shareholder approval" thereof and to make other conforming and clarifying changes in the Change of Control Agreements, the forms of which were originally approved in 1989.

Employment Agreement.   The Company and Mr. Goldner entered into an Amended and Restated Employment Agreement, effective as of October 31, 2001 (the "Agreement"), pursuant to which

Mr. Goldner agreed to serve as President, U.S. Toys of the Company, and to fulfill such other duties and responsibilities as are assigned to him, for a term expiring on June 30, 2004 (the "Term"). Mr. Goldner's base salary was adjusted to $550,000 per annum in 2002 pursuant to the Agreement. Mr. Goldner is also eligible to participate in the other benefit plans and programs available to senior executives and employees generally. The Agreement provides that during its term Mr. Goldner will be eligible to receive a management incentive plan bonus based on a target of at least 50% of his base salary for the applicable year.

The options and restricted stock set forth on the "Summary Compensation" table for the years 2001 and 2000 were granted to Mr. Goldner pursuant to the previous employment agreement between him and Tiger Electronics, Ltd. ("Tiger"), now a division of the Company, and both his stock option and restricted stock agreements provide, pursuant to the Agreement, that if he is involuntarily terminated other than for Cause and not because of a Change in Control (as defined in the Agreement), all such unvested options and restricted stock would vest and all repayment obligations by Mr. Goldner discussed above would terminate. The Agreement further provides that if Mr. Goldner is terminated by the Company without Cause and not because of a Change in Control, Mr. Goldner shall be entitled to the greater of (a) his base salary payable at the times that Mr. Goldner's salary would have been paid if he had remained in the employ of the Company for the remainder of the Term or (b) twenty-four months of base salary.

Pursuant to the Agreement and his previous employment agreement with Tiger, Mr. Goldner received relocation assistance, a relocation bonus equal to 40% of his base salary, mortgage buy-down benefits, and a Change of Control Agreement in the form described above, and agreed to one-year post-employment non-compete and non-solicitation obligations.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Stock Option Committee of the Board as of the 2002 fiscal year end were Carl Spielvogel (Chair), Alan R. Batkin, Frank J. Biondi, Jr. and Eli J. Segal. Norma T. Pace also served on the Compensation and Stock Option Committee for part of 2002. None of the members of the Compensation and Stock Option Committee during 2002 had at any time been an officer or employee of the Company or of any of its subsidiaries. No executive officer of the Company served as a member of the compensation committee or board of directors of any other entity which had an executive officer serving as a member of the Company's Board or Compensation and Stock Option Committee during fiscal 2002.

PROPOSAL TO AMEND THE ARTICLES OF INCORPORATION
TO ELIMINATE THE CLASSIFICATION OF THE BOARD OF DIRECTORS

(Proposal No. 2)

Under the Company's Restated Articles of Incorporation (the "Articles"), the Board of Directors is currently divided into three classes with directors elected to staggered three-year terms.

At last year's annual meeting of shareholders a vote was taken on a shareholder proposal entitled "Repeal Classified Board". This proposal called for the Board to take the steps necessary to declassify the Board of Directors and establish annual elections of directors.

The Board has continued to review the advantages and disadvantages to the Company of having a classified board of directors. In light of recent developments in corporate governance, the Company's Board reexamined the issue of whether it is appropriate for the Company to continue to have a classified Board of Directors.

The Board has decided that it no longer believes it is in the best interests of the Company and its shareholders to have a classified Board of Directors. The Board unanimously adopted resolutions approving an amendment to the Articles (the "Amendment") to eliminate classification of the Board, subject to shareholder approval, declaring the advisability of the Amendment and recommending approval of the Amendment to the Company's shareholders. Following approval of the Amendment and its implementation, declassification of the Board will allow the Company's shareholders to review and express their opinions on the performance of all of the Company's directors each year.

If the Amendment is approved:

- the directors elected at the Meeting will stand for election again at the 2004 annual meeting of shareholders, and every year thereafter, rather than serving a three-year term;

- the directors previously elected at the Company's 2001 annual meeting of shareholders will also stand for election in 2004, and every year thereafter;

- the directors previously elected at the Company's 2002 annual meeting of shareholders will continue to serve out the remainder of their three-year term and will stand for election in 2005, provided that thereafter those directors will also stand for election on an annual basis; and

- all directors elected at the 2005 annual meeting or thereafter would be elected for one-year terms.

If the Amendment is not approved the Board will remain classified and the directors elected at the Meeting will serve for a term ending at the Company's 2006 annual meeting of shareholders.

The Amendment provides that Section 8.2 of the Articles will be deleted and replaced in its entirety with the following:

"8.2 Except with respect to any directors elected by holders of any one or more series of Preference Stock voting separately as a class or classes, directors shall be elected in the following manner. The directors elected at the annual meeting of shareholders held in 2003 shall, along with the directors elected at the annual meeting of shareholders held in 2001, serve until the annual meeting of shareholders to be held in 2004 and until their successors shall be elected and qualified, or until their earlier death, resignation or removal. The directors elected at the annual meeting in 2002 shall hold office until the annual meeting of shareholders held in 2005 and until their successors shall be elected and qualified, or until their earlier death, resignation or removal. Beginning with the annual meeting of shareholders to be held in 2004, at each annual meeting of shareholders the directors elected at such meeting shall serve until the next annual meeting of shareholders and until their successors shall be elected and qualified, or until their earlier death, resignation or removal. No decrease in the number of directors shall have the effect of shortening the term of office of any incumbent director."

The Amendment would become effective upon filing of an appropriate certificate with the Secretary of State of the State of Rhode Island following shareholder approval. The Board has already approved an amendment to the Company's Restated By-Laws, which is effective only upon shareholder approval of the Amendment. This amendment amends the provisions of the Company's By-Laws, providing for classification of the Board, to conform with the Articles as they would be amended by the Amendment.

Adoption of the Amendment requires the affirmative vote of a majority of all shares outstanding and entitled to vote at the Meeting. Accordingly, both an abstention and a broker-non vote will in effect constitute a vote against the proposed Amendment.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> ADOPTION OF THE AMENDMENT.

PROPOSAL TO APPROVE THE
2003 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

(Proposal No. 3)

On February 12, 2003, the Board adopted the 2003 Stock Option Plan for Non-Employee Directors (the "Director Option Plan"), subject to shareholder approval. The Board adopted the Director Option Plan as part of a change in Non-employee Director compensation practice for the Company designed to phase out the Hasbro, Inc. Retirement Plan for Directors (the "Retirement Plan") and increase the portion of total Non-employee Director compensation which is awarded in the form of equity. By increasing the proportion of total Non-employee Director compensation granted in the form of equity the Board believes it will further align the interests of its members with those of the Company's stockholders in enhancing the value of the Company's Common Stock. The Board also believes that the enhanced equity benefits to be provided by the Director Option Plan are critical for the Company to be competitive in attracting and retaining persons of exceptional ability to serve on the Board.

Purpose of Director Option Plan

The purpose of the Director Option Plan is to enable the Company to attract and retain persons of exceptional ability to serve as directors and to further align the common interests of the directors and shareholders in enhancing the value of the Common Stock.

As is more fully described in the preceding section of this proxy statement entitled "Compensation of Directors", two of the most significant components of the Company's existing compensation program for its Non-employee Directors are the 1994 Director Plan and the Retirement Plan. The benefits to be provided under the Director Option Plan are intended to replace the benefits under the 1994 Director Plan and the further accrual of benefits under the Retirement Plan going forward.

Effective upon shareholder approval of the Director Option Plan, the 1994 Director Plan shall be terminated and no further awards will be made under the 1994 Director Plan, provided, however, that the adoption of the Director Option Plan and termination of the 1994 Director Plan shall have no effect on outstanding awards previously made under the 1994 Director Plan. If the Director Option Plan is not approved by the shareholders at the Meeting, the 1994 Director Plan will continue in full force and effect following the Meeting and all Non-employee Directors will continue to participate in Retirement Plan.

Summary Description of Director Option Plan

The following is a summary description of the Director Option Plan and is therefore not complete. A complete copy of the Director Option Plan is annexed to this Proxy Statement as Appendix B.

Administration

The Compensation and Stock Option Committee of the Board (the "Committee") will have the authority to administer, interpret and make determinations under the Director Option Plan. Eligibility for and the grant of options under the Director Option Plan is automatic in nature and the Committee will not have any discretion with respect to the amount of any individual grants under the Director Option Plan.

Eligibility

Directors of the Company who are not employees of the Company or of any of the Company's subsidiaries ("Non-employee Directors") are eligible to participate in the Director Option Plan. In addition, persons whose current service as a Non-employee Director began prior to May 14, 2003 are only eligible to participate in the Director Option Plan if (i) they make an irrevocable election to participate in the plan no later than May 13, 2003 and (ii) they are not scheduled to retire at the Company's mandatory retirement age for directors at the end of their current term as a director. All Non-employee Directors elected to the Board following the Meeting will not have the option of participating in the Retirement Plan and will automatically participate in the Director Option Plan.

Any Non-employee Director serving on the Company's Board prior to May 14, 2003, must make an irrevocable election no later than May 13, 2003 to participate in the Director Option Plan in order to be eligible for benefits under the plan. For any such Non-employee Director electing to participate in the Director Option Plan such director's election must specify the effective date for commencing participation in the plan (the "Effective Date for Participation"). Elections to participate in the Director Option Plan can be effective as of one of the following dates: May 14, 2003, May 1, 2004, May 1, 2005 or May 1, 2006, in the Non-employee Director's discretion. The election to participate in the Director Option Plan includes an agreement that service as a Non-employee Director of the Company after the Effective Date for Participation by the participating Non-employee Director will not be counted for purposes of determining the benefits to which such Director is entitled upon retirement under the Retirement Plan. The Effective Date for Participation for a person who commences service as a Non-employee Director following May 14, 2003 shall be the date that such service commences.

Awards

If the Director Option Plan is approved by the shareholders at the Meeting, then:

- each Non-employee Director serving as a director immediately following the Meeting and whose Effective Date for Participation is May 14, 2003, will receive a one-time grant of an option to purchase 6,000 shares of Common Stock immediately following approval of the Director Option Plan by the Company's shareholders;

- on each May 1st following the Meeting, each Non-employee Director then serving on the Board and whose Effective Date of Participation is on or prior to such May 1st, will automatically receive a grant of an option to purchase 6,000 shares of Common Stock, provided that such awards will not be made to (i) any Non-employee Director who has been granted an Initial Option (as defined below) earlier than the first anniversary of the grant date of such Initial Option and (ii) any director who is not either standing for re-election at the annual meeting of shareholders in the calendar year in which such grant date falls, or otherwise continuing service as a director following such annual meeting (in the event that the Amendment discussed above is not approved and the Board remains classified); and

- any Non-employee Director who initially joins the Board following the Meeting will receive a one-time grant on the date such person first joins the Board of an option to purchase 12,000 shares of Common Stock (each an "Initial Option").

Shares Available

An aggregate of 250,000 shares of Common Stock, which represents less than two-tenths of one-percent of the outstanding Common Stock as of the record date, will be available for issuance under the Director Option Plan, subject to automatic adjustment in the event of a stock dividend, stock split or similar events. If any options granted under the Director Option Plan expire or terminate without exercise, in whole or in part, the shares reserved therefor will revert to the option pool to be available under the Director Option Plan.

Additional Terms of Options

The exercise price of every option granted under the Director Option Plan will be equal to the Fair Market Value of the Company's Common Stock on the date of grant of such option. "Fair Market Value" for purposes of the Director Option Plan shall mean the average of the high and low sales prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Transactions or similar successor consolidated transactions reports for the relevant date (or the comparable consolidated transaction reports for any other national securities exchange or for NASDAQ National Market Issues, if the Common Stock is admitted for trading or quotation on said exchange or market), or, if no sales of Common Stock were made on said exchange or market on that date, the average of the high and low prices of Common Stock as reported in said composite transactions report for the preceding day on which sales of Common Stock were made on said exchange or market. As of March 13, 2003, the average of the high and low sales prices of the Common Stock, as reported in the New York Stock Exchange Composite Transactions, was $12.70.

The exercise price of an option will be payable by delivery of cash or a check to the order of the Company or by delivery of shares of Common Stock owned by the Non-employee Director which have a fair market value equal to the exercise price of the option being exercised, or by any combination of these methods. The Company will receive no payment for the granting of the options.

Initial Options will become exercisable at the rate of 20% per year commencing on the first anniversary of the date of grant, and continuing to vest on subsequent anniversary dates of the grant until fully exercisable. All other options granted under the Director Option Plan will become exercisable at the rate of $33\frac{1}{3}$% per year commencing on the May 1st next following the date of grant, and continuing to vest on subsequent anniversary dates of such May 1st until fully exercisable. All options granted under the Director Option Plan will expire ten years from the date of grant, unless terminated earlier in accordance with the Director Option Plan, or unless extended in the event of a participant's death.

If a Participant ceases to be a member of the Board because of permanent disability, death or retirement at the mandatory retirement date then in effect, his or her option will become immediately exercisable in full and remain exercisable for three years thereafter, but in no event other than death, later than the day preceding the tenth anniversary of the date of grant. If a Participant ceases to be a member of the Board for any other reason prior to the time his or her option becomes fully vested, the option will terminate with respect to the shares as to which the option is not then vested and remain exercisable only with respect to the then vested options for six months after the date of the Participant ceased to be a director, but in no event later than the day preceding the tenth anniversary of the date of grant.

Except as the Committee otherwise provides, (i) no option granted under the Plan shall be assignable or transferable by the Participant to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order and (ii) during the life of the Participant, the option shall be exercisable only by such person (or in the event of incapacity, by the person or persons properly appointed to act on his or her behalf).

The Director Option Plan provides that immediately upon certain events constituting a "Change in Control" all options become 100% vested and the value of such options becomes payable in cash as soon as practicable after the Change in Control. For purposes of the Director Option Plan, Change in Control means the occurrence of certain events, including acquisition by a third party of 20% or more of the Company's outstanding voting securities, or approval by shareholders of a reorganization, merger, consolidation, liquidation or dissolution of the Company subject, in each case, to certain exceptions.

Number of Participants and Estimated Benefits

Immediately following the Meeting the Company anticipates having eight Non-employee Directors serving on its Board who would be eligible to participate in the Director Option Plan if they make the requisite elections. If all eight Non-employee Directors elect to participate in the Director Option Plan effective May 14, 2003, then in fiscal 2003 each would receive an option to purchase 6,000 shares of Common Stock, for an aggregate award in fiscal 2003 to Non-employee Directors of options to purchase 48,000 shares of Common Stock. Based on the average of the high and low sales prices of the Common Stock as of March 13, 2003, the aggregate exercise price of these options would be approximately $609,600. The Company cannot currently estimate if any new Non-employee Directors will join the Board in fiscal 2003 and thereby become eligible to participate in the Director Option Plan.

Amendment or Termination

The Board may terminate the Director Option Plan at any time, and shall have the right to amend or modify the Director Option Plan at any time, and from time to time, provided, however, that no material amendment to the terms of the Director Option Plan, including an amendment to reprice options granted under the plan, shall become effective without shareholder approval. The Director Option Plan will terminate on December 31, 2008, unless terminated earlier by the Board.

Federal Income Tax Consequences of Certain Awards

The following is a summary of the principal United States federal income tax consequences generally applicable to options granted under the Director Option Plan. Note that there may be state, local, foreign and other taxes applicable to participants in the Director Option Plan. No taxable income will be recognized by a participant at the time the option is granted. Generally, at exercise, ordinary income will be recognized by the participant in an amount equal to the difference between the option exercise price and the fair market value of the shares of Common Stock on the date of exercise, and the Company will receive a tax deduction for the same amount. At disposition of the shares acquired upon exercise, appreciation or depreciation will be treated as either short-term or long-term capital gain or loss depending on how long the shares have been held.

Approval

The affirmative vote of a majority of the shares of Common Stock present (in person or by proxy) and entitled to vote at the Meeting is required for approval of the Director Option Plan. Abstentions are considered shares entitled to vote on the proposal and as such abstentions are the equivalent of a vote against the proposal. In contrast, broker non-votes are not counted as entitled to vote on the proposal for purposes of determining if the proposal receives an affirmative vote of a majority of the shares present and entitled to vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE DIRECTOR OPTION PLAN.

PROPOSAL TO APPROVE THE 2003 SENIOR MANAGEMENT ANNUAL PERFORMANCE PLAN

(Proposal No. 4)

On February 12, 2003, the Board adopted the 2003 Senior Management Annual Performance Plan (the "Performance Plan"), subject to shareholder approval. The Board adopted the Performance Plan to broaden the criteria it can use in structuring compensation designed to maximize the performance of its most senior executive officers. The Company's current 1999 Senior Management Annual Performance Plan (the "1999 Plan") provides for performance goals based solely on the Company's net earnings. The Board believes to properly maximize executive performance it is necessary to have a broader array of potential performance criteria. The Performance Plan provides for additional performance criteria to be used in structuring compensation for the Company's senior executives. These additional criteria are listed below.

Purpose of the Performance Plan

The purpose of the Performance Plan is to promote the interests of the Company and its shareholders by providing incentive for participating executive officers to make significant contributions to the performance of the Company and to reward outstanding performance on the part of those individuals whose decisions and actions most significantly affect the growth, profitability and efficient operation of the Company.

The Performance Plan is intended to modify awards under the 1999 Plan for the Company's 2003 fiscal year and to replace the 1999 Plan for the Company's 2004 and later fiscal years. If the shareholders approve the Performance Plan, executives who have been granted awards under the 1999 Plan for fiscal 2003 will have their award entitlements and amounts determined under terms conditionally established by the Compensation and Stock Option Committee under the Performance Plan. If the shareholders do not approve the Performance Plan, awards made for 2003 under the 1999 Plan will be determined under the terms of the 1999 Plan without modification.

The Performance Plan, if it is approved by the shareholders, will enable the Company to make awards that qualify as "performance based" compensation exempt from the tax deduction limitations of Section 162(m) of the Internal Revenue Code (the "Code"). Under Section 162(m), the Company's income tax deduction for non-exempt compensation in any year to any of its Chief Executive Officer or the four other most highly compensated executive officers is limited to $1 million. Under Section 162(m) of the Internal Revenue Code and certain regulations and rules promulgated thereunder by the Internal Revenue Service (collectively the "Code"), corporations whose stock is publicly traded generally are not entitled to deduct remuneration paid to Covered Employees to the extent that payments for any year to any such employee exceed $1 million, unless the payments are made under qualifying performance-based compensation plans. The Company believes that if the Performance Plan is approved by the shareholders, it will qualify as a performance-based compensation plan under the Code, although the Company has not requested or received, and does not expect to receive a ruling from the Internal Revenue Service to that effect. The 1999 Plan was approved by the shareholders in 1999. Under the Code, such plans must be approved by shareholders at least every five years.

Summary Description of the Performance Plan

The following is a summary description of the Performance Plan and is therefore not complete. A complete copy of the Performance Plan is annexed to this Proxy Statement as Appendix C.

Administration

The Performance Plan will be administered by the Compensation and Stock Option Committee of the Board of Directors or a subcommittee of the Compensation and Stock Option Committee consisting solely of two or more "outside directors" of the Company as defined in the Code (the "Committee"). The Committee shall have the sole authority to select participants under the Performance Plan, to set Performance Goals (as defined below) for participants and to make rules and regulations for the administration of the Performance

Plan. The interpretations and decisions of the Committee with regard to the Performance Plan shall be final and conclusive, and the Committee shall have the full power and authority in its sole discretion to reduce, or to refuse to make (but not to increase), any payment payable as a result of the achievement of at least 80% of a Performance Goal.

Eligibility

Eligibility for participation in the Performance Plan is limited to executive officers of the Company who are selected in the sole discretion of the Committee. No person is automatically entitled to participate in the Performance Plan in any plan year. Awards under the Performance Plan will be made only to those executive officers whose remuneration for the year is expected to potentially be subject to the Section 162(m) deduction limitation. Accordingly, the participants in the Performance Plan, as selected by the Committee for the 2003 fiscal year, are the Company's Chairman and Chief Executive Officer, President and Chief Operating Officer, and the Presidents of the Company's U.S. Toys and Games segments. However, in future years, the Committee may select other executive officers to be eligible for participation under the Performance Plan if necessary to enable the Company to receive a full tax deduction for current bonuses paid to them.

Performance Goals

The Committee shall designate, within the time period required by the Code, a performance goal under the Performance Plan for each fiscal year (the "Performance Goal") for each participant. With respect to performance awards under the Performance Plan, the Committee will pre-establish, in writing, the Performance Goal no later than ninety (90) days after the commencement of the period of service to which the performance relates (or such earlier time as is required to qualify the performance award as performance-based under Section 162(m) of the Code). Committee certification as described in Section 162(m) that the Performance Goal so established has been achieved will be a condition to any payment under the performance award.

The Performance Goal for each participant shall be an objectively determinable measure of performance based on any one or a combination of the following criteria for the fiscal year: cash net earnings; core brands growth; cost control; earnings before income taxes; earnings before interest and taxes; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; economic value added; free cash flow; gross profit; net cash provided by operating activities; net earnings; net earnings per share; net revenues; operating margin; operating profit; return on assets; return on capital investment; return on net revenues; return on shareholders' equity; sales; stock price; total shareholder return on common stock relative to S&P 500 Index; total shareholder return on common stock relative to Russell 1000 Consumer Discretionary Index and working capital. These business criteria may be measured on a consolidated basis or on a segment, divisional, sector or other business unit basis (herein collectively "business unit"), all as selected by the Committee in each individual case.

Determination of Benefits

The Committee will designate the Performance Goals for each participant in the Performance Plan for every fiscal year. Subject to the right of the Committee to decrease awards or to refuse to pay any award in its sole discretion, achievement of a Performance Goal will result in a payment of, (i) in the case of the Chairman and Chief Executive Officer, or each of such officers if the positions are held by different individuals, a performance award equal to 100% of Earned Salary (as defined in the Performance Plan) and (ii) in the case of the Chief Operating Officer, a performance award equal to 85% of Earned Salary (the "Targeted Performance Award"). In the case of other executive officers selected by the Committee as eligible to participate in the Performance Plan, the Committee shall designate the percentage of Earned Salary that shall constitute the Targeted Performance Award for each such Participant, but in no event will such percentage of Earned Salary which constitutes the Targeted Performance Award exceed 85% of Earned Salary. No payment of a performance award under the Plan shall be made if less than 80% of the Performance Goal is achieved. If 127% or more of the Performance Goal is achieved, the participant may receive a maximum payment equal to 200% of the Targeted Performance Award. The percent of the Targeted

Performance Award payable to any given Participant for the achievement of between 80% and 127% of the Performance Goal shall be determined by the Committee within the time period required by the Code for each fiscal year. In no event shall the maximum amount paid to any one individual as a performance award under the Performance Plan in respect of any given fiscal year exceed $2.5 million.

Payment of Awards

All performance awards with respect to a fiscal year shall be paid at any time or from time to time between the first day and March 15 of the following fiscal year, provided that the Committee first certifies achievement of the Performance Goals in accordance with the Performance Plan.

Estimate of Benefits

The amounts that will be paid pursuant to the Performance Plan are discretionary and are therefore not currently determinable. Four executive officers have been selected to participate in the Performance Plan in fiscal 2003. The table set forth below provides the approximate target bonus and maximum bonus payable to each of the four executive officers, based on their current salary, pursuant to the Performance Plan for fiscal 2003. Changes in Earned Salary for one or more of the officers in fiscal 2003 may change the amounts set forth in the table.

Name and Position	Target Bonus	Maximum Bonus
Alan G. Hassenfeld Chairman and Chief Executive Officer	$1,005,900	$2,011,800
Alfred J. Verrecchia President and Chief Operating Officer	$ 650,420	$1,300,840
Brian Goldner President, U.S. Toys	$ 330,000	$ 660,000
E. David Wilson President, Games	$ 351,000	$ 702,000

In the event that the Performance Plan is not approved by the Company's shareholders at the Meeting, the four executive officers specified above would be entitled to the unmodified awards pre-established under the 1999 Plan, pursuant to which payments, if any, subject to adjustment in accordance with the 1999 Plan, are based on achievement of a net earnings target only. For each of those four executive officers, the maximum award amount payable under the 1999 Plan for the Company's 2003 fiscal year is the same as the maximum award amount that would be payable to them under the Performance Plan for the same year.

Amendment or Termination

The Committee may terminate or suspend the Performance Plan in whole or in part at any time, and may amend the Performance Plan from time to time in any respect, provided that no amendment for which shareholder approval is required either by the Code in order to assure the deductibility by the Company of payments payable under the Performance Plan, or by other applicable law, shall be effective without such shareholder approval having been obtained. The Performance Plan shall remain in full force and effect for future fiscal years of the Company unless amended or terminated by the Committee, subject to any future shareholder reapproval requirements under the Code.

Approval

The affirmative vote of a majority of the shares of Common Stock present (in person or by proxy) and entitled to vote at the Meeting is required for approval of the Performance Plan. Abstentions are considered shares entitled to vote on the proposal and as such abstentions are the equivalent of a vote against the proposal.

In contrast, broker non-votes are not counted as entitled to vote on the proposal for purposes of determining if the proposal receives an affirmative vote of a majority of the shares present and entitled to vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE PERFORMANCE PLAN.

PROPOSAL TO APPROVE THE 2003 STOCK INCENTIVE PERFORMANCE PLAN

(Proposal No. 5)

On February 12, 2003, the Board adopted the 2003 Stock Incentive Performance Plan (the "2003 Incentive Plan"), subject to shareholder approval. The 2003 Incentive Plan is designed to advance the interests of the Company and to increase shareholder value by providing selected employees and directors of the Company, or its affiliates, with a proprietary interest in the growth and performance of the Company, and to provide incentives for such individuals to continue their service with the Company or its affiliates. The Board believes that the adoption of the 2003 Incentive Plan, making additional shares available for future option grants and other awards, is necessary to allow the Company to continue to attract and retain qualified individuals who can make significant contributions to the performance of the Company and to help align the interests of those individuals with the shareholders of the Company in enhancing the value of the Common Stock and improving the Company's performance.

Some of the key features of the 2003 Incentive Plan are:

- a prohibition against repricing stock options without shareholder approval;

- a prohibition against granting stock options at an exercise price less than fair market value;

- limits on awards that can be made to any individual in any calendar year;

- no more than 20% of the shares authorized by the plan may be used for stock grants;

- the shares being authorized under the plan constitute less than 3% of the outstanding Common Stock as of the record date;

- immediately following approval of the plan, the shares authorized under the plan, together with all shares of Common Stock available under the Company's other equity incentive plans, including the Director Option Plan, will not exceed 15% of the total of the Company's outstanding Common Stock and all shares issuable pursuant to the Company's equity compensation plans;

- stock options granted under the plan must vest over a period of not less than three years, subject to limited exceptions set forth in the plan; and

- restricted and deferred stock granted under the plan shall vest no earlier than three years from the date of grant, subject to limited exceptions set forth in the plan.

Purpose of the 2003 Incentive Plan

The 2003 Incentive Plan is intended to attract and retain talented employees and directors for the Company and its affiliates who are in a position to make significant contributions to the success of the Company, to reward such persons for making these contributions and to encourage such persons to take into account the long-term interests of the Company and enhancement of the Company's value for its shareholders.

As of March 13, 2003 there were only approximately 1,991,456 shares in aggregate remaining available for future award under the Company's existing 1995 Stock Incentive Performance Plan (the "1995 Plan"). No further options or other awards may be granted under the Company's Employee Non-Qualified Stock Plan, which expired on December 31, 2002. The 1995 Plan is the only plan which currently allows for the grant of options and other equity awards to employees of the Company and its affiliates.

For the reasons set forth above, the Board adopted the 2003 Incentive Plan and recommends its approval by the shareholders of the Company. The 2003 Incentive Plan authorizes the granting of awards from the date of its adoption by the Board, subject to shareholder approval of the 2003 Incentive Plan within 12 months of such approval, until December 31, 2008, unless sooner terminated by the Board.

Section 162(m) of the Code places annual limitations on the deductibility by public companies of compensation in excess of $1 million paid to each of the chief executive officer and the other four most highly compensated officers, unless, among other things, the compensation is performance-based. For compensation attributable to stock options and stock appreciation rights to qualify as performance-based, the plan under which such stock options and stock appreciation right are granted must state a maximum number of shares with respect to which options and rights may be granted to an individual during a specified period and must be approved by the Company's shareholders. To comply with these requirements, the 2003 Incentive Plan is being submitted for shareholder approval and provides for the limits on awards described below. The 2003 Incentive Plan is intended to comply with the provisions of Section 162(m) so as to permit the Company to claim an income tax deduction for total remuneration paid in excess of $1 million in any one year to the Chief Executive Officer or the other four highest compensated executive officers, although the Company has not requested or received, and does not expect to receive a ruling from the Internal Revenue Service to that effect.

Nothing contained in the 2003 Incentive Plan shall effect the options granted under the 1995 Plan, or earlier stock option plans, or the remaining shares available for grant under the 1995 Plan, or prevent the Company or any affiliate from adopting or continuing in effect other or additional compensation plans or arrangements.

Description of 2003 Incentive Plan

The following is a summary of the 2003 Incentive Plan and is therefore not complete. A complete copy of the 2003 Incentive Plan is annexed to this Proxy Statement as Appendix D.

Administration

The 2003 Incentive Plan will be administered by a committee (the "Committee") of at least two of the Company's directors. It is currently intended that the 2003 Incentive Plan will be administered by the Compensation and Stock Option Committee of the Board. The Committee will have the authority to establish rules for the administration of the 2003 Incentive Plan; to select the employees and directors of the Company and its affiliates to whom awards are granted; to determine the types of awards to be granted and the number of shares covered by such awards; and to set the terms and conditions of such awards (including, without limitation, but subject to the provisions described below, the power to accelerate any vesting restrictions, waive, in whole or in part, any forfeiture provisions or extend the term of any award and to make any shares subject to a right of first refusal in favor of the Company).

The Committee may also determine whether the payment of any proceeds of any award shall or may be deferred and may authorize payments representing dividends or interest or their equivalents in connection with any deferred award. The Committee may provide that awards denominated in stock earn dividends or dividend equivalents. Determinations and interpretations of the Committee will be binding on all parties.

Eligibility

Employees and directors of the Company and of any other entity that is directly or indirectly controlled by the Company (collectively "affiliates") are eligible to receive awards under the 2003 Incentive Plan. As of March 13, 2003 there were approximately 286 employees holding options granted under the 1995 Plan and earlier stock option plans. The Company currently anticipates that up to approximately 550 employees may be granted stock options or other awards under the 2003 Incentive Plan in the first year following its approval by the shareholders.

Incentive stock options may only be granted to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

Awards

The 2003 Incentive Plan permits granting awards for: (1) stock options, including incentive stock options ("ISOs") meeting the requirements of Section 422 of the Code; (2) stock appreciation rights ("SARs");

(3) stock awards, including restricted and unrestricted stock and deferred stock, (4) performance awards, and (5) cash awards that would constitute a "derivative security" for purposes of Rule 16b-6, as promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), if not awarded pursuant to a plan satisfying the provisions of Rule 16b-3.

Shares Available and Limits on Awards

There are 5,000,000 shares of Common Stock initially available for issuance under the 2003 Incentive Plan, which represent less than 3% of the outstanding Common Stock as of the record date. No more than 20% of the shares authorized for issuance under the 2003 Incentive Plan, or 1,000,000 shares, may be delivered pursuant to awards other than stock options or SARs. The number of shares that may be the subject of options or SARs granted to any one individual may not exceed 1,000,000 in any calendar year. The maximum benefit that may be paid to any person under any other awards in any calendar year under the 2003 Incentive Plan will be, to the extent paid in shares, 200,000 shares and, to the extent paid in cash, $1 million.

If any shares subject to an option or award under the 2003 Incentive Plan are forfeited or if any such option or award terminates (without the participant having received any economic benefits of ownership thereof), the shares previously covered by such option or award will be available for future grant or award under the plan. If another company is acquired by the Company or an affiliate in the future, any grants or awards made and any of the Company's shares delivered upon the assumption of or in substitution for outstanding grants made by the acquired company may be deemed to be granted or awarded under the 2003 Incentive Plan, but will not decrease the number of shares available for grant or award under the 2003 Incentive Plan.

In the event of any stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the Company's capital structure, the Committee will make appropriate adjustments to reflect such change with respect to (i) the aggregate number of shares that may be issued under the 2003 Incentive Plan; (ii) the number of shares subject to awards under the plan; and/or (iii) the price per share for any outstanding stock options, SARs and other awards under the plan. To the extent consistent with applicable rules, the Committee may make adjustments of the type described in the preceding sentence to take into account other events and circumstances if the Committee determines such adjustments are appropriate to preserve the value of awards under the plan.

Additional Terms of Awards

Options. The Committee establishes the exercise price per share for options, the term of options, the time at which they may be exercised and such other terms as the Committee deems appropriate, except that the exercise price of each option shall be not less than the Fair Market Value (as defined below) of the Common Stock on the date of grant.

"Fair Market Value" for purposes of the 2003 Incentive Plan shall mean the average of the high and low sales prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Transactions or similar successor consolidated transactions reports for the relevant date (or the comparable consolidated transaction reports for any other national securities exchange or for NASDAQ National Market Issues, if the Common Stock is admitted for trading or quotation on said exchange or market), or, if no sales of Common Stock were made on said exchange or market on that date, the average of the high and low prices of Common Stock as reported in said composite transactions report for the preceding day on which sales of Common Stock were made on said exchange or market. As of March 13, 2003, the average of the high and low sales prices of the Common Stock, as reported in the New York Stock Exchange Composite Transactions, was $12.70.

Subject to the limitations described below, options will become exercisable at such time or times, and on and subject to such conditions, as the Committee may specify. Except in the case of awards made in connection with the recruitment of new employees, including new officers, stock options shall vest in equal annual installments over a period of not less than three years. Notwithstanding the foregoing, the Committee may provide for the acceleration of vesting of stock options upon the death, disability, retirement or other termination of employment of the participant. Unless the Committee determines otherwise, payment of the purchase price in full in cash is required upon option exercise.

Stock Appreciation Rights. The holder of an SAR will be entitled to receive the excess of the fair market value, calculated as of the exercise date, of a specified number of shares over the grant price of the SAR. SARs need not be granted in tandem with stock options.

Stock Awards. The 2003 Incentive Plan provides for the award of restricted stock subject to forfeiture, deferred stock and unrestricted stock. A stock award may provide the recipient with all of the rights of a shareholder of the Company, including the right to vote the shares and to receive any dividends.

Stock awards generally will be subject to certain conditions established by the Committee, including continuous service with the Company, achievement of specific business objectives, and other measurements of individual, business unit or Company performance. Except in the case of awards made in connection with the recruitment of new employees, including new officers, awards of restricted stock shall vest not earlier than three years from the date of grant. Notwithstanding the foregoing, the Committee may provide for the acceleration of vesting of restricted stock awards upon the death, disability, retirement or other termination of employment of the participant.

Performance Awards. The Committee may grant awards under the 2003 Incentive Plan, other than options and stock appreciation rights, which are designed to qualify as performance based compensation. In the case of grant of stock awards or cash awards to executive officers of the Company designated by the Committee as a "covered employee" under Section 162(m), the Committee may establish a performance goal for such participant for the period of time designated by the Committee at the time of grant of the award.

The performance goal for each participant shall be an objectively determinable measure of performance based on any one or a combination of the following criteria for the fiscal year: cash net earnings; core brands growth; cost control; earnings before income taxes; earnings before interest and taxes; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; economic value added; free cash flow; gross profit; net cash provided by operating activities; net earnings; net earnings per share; net revenues; operating margin; operating profit; return on assets; return on capital investment; return on net revenues; return on shareholders' equity; sales; stock price; total shareholder return on common stock relative to S&P 500 Index; total shareholder return on common stock relative to Russell 1000 Consumer Discretionary Index and working capital. These business criteria may be measured on a consolidated basis or on a segment, divisional, sector or other business unit basis (herein collectively "business unit"), all as selected by the Committee in each individual case.

The percentage vesting of any stock award and/or cash award, and any related payments for tax liability in connection therewith, shall in each case be based on the percentage of the performance goal achieved, as determined by the Committee, although the Committee has the discretion to reduce, or refuse to make (but not to increase), any vesting of stock awards or payments of cash awards payable as a result of the achievement of a designated percentage of a performance goal.

Cash Awards. Cash awards generally will be subject to certain conditions established by the Committee, including continuous service with the Company, achievement of specific business objectives, and other measurements of individual, business unit or Company performance.

General. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law. Awards may provide that upon their exercise or vesting the holder will receive cash, common stock or any combination thereof as the Committee shall determine. Any shares of stock deliverable under the 2003 Incentive Plan may consist in whole or in part of authorized and unissued shares or treasury shares.

Neither ISO's, nor, except as the Committee otherwise expressly provides, other awards may be transferred other than by will or by the laws of descent and distribution, and during a participant's lifetime ISO's (and, except as the Committee otherwise expressly provides, other non-transferable awards requiring exercise) may be exercised only by the participant.

The Plan provides that immediately upon certain events constituting a Change in Control all awards become 100% vested and payable in cash as soon as practicable after the Change in Control.

Estimate of Benefits

The awards that will be made and the amounts that will be paid pursuant to the 2003 Incentive Plan are discretionary and are therefore not currently determinable.

Amendment or Termination

The Board or the Committee may terminate the 2003 Incentive Plan at any time, and shall have the right to amend or modify the 2003 Incentive Plan at any time, and from time to time, provided, however, that no material amendment to the terms of the 2003 Incentive Plan, including an amendment to reprice options granted under the Plan, shall become effective without shareholder approval. The 2003 Incentive Plan will terminate on December 31, 2008, unless terminated earlier by the Board or the Committee.

Federal Income Tax Consequences of Certain Awards

The following is a summary of the principal United States federal income tax consequences generally applicable to certain awards under the 2003 Incentive Plan. Note that there may be state, local, foreign and other taxes applicable to participants in the 2003 Incentive Plan.

The grant of a stock option or SAR will generally create no immediate tax consequences for the recipient, or the Company or an affiliate employing such individual ("employer"). The tax holder of an ISO generally will have no taxable income upon exercising the ISO (except that the alternative minimum tax may apply), and the employer will receive no tax deduction when an ISO is exercised. Upon exercising a stock option other than an ISO, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares acquired on the date of exercise over the option exercise price, and the employer will then be entitled to a tax deduction for the same amount. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares or other property received are taxable to the recipient as ordinary income and the amount is also deductible by the employer.

The tax consequence to an optionee of a disposition of shares acquired through the exercise of a SAR or a stock option will depend on how long the shares have been held and upon whether such shares were acquired by exercising an ISO or by exercising a SAR or stock option other than an ISO. Generally, there will be no tax consequence to the employer in connection with a disposition of shares acquired under a SAR or a stock option except that the employer may be entitled to a tax deduction in the case of a disposition of shares acquired under an ISO before the applicable ISO holding period has been satisfied.

With respect to other awards granted under the 2003 Incentive Plan that are settled either in cash or in shares or other property that is either transferable or not subject to substantial risk of forfeiture, the holder of such an award must recognize ordinary income equal to the excess of (a) the fair market value of the shares or other property received (determined as of the first time the shares or other property become transferable or not subject to substantial risk of forfeiture, whichever occurs earlier) over (b) the amount (if any) paid for such shares or other property by the participant, and the employer will then be entitled to a deduction for the same amount.

Approval

The affirmative vote of a majority of the shares of Common Stock present (in person or by proxy) and entitled to vote at the Meeting is required for approval of the 2003 Incentive Plan. Abstentions are considered shares entitled to vote on the proposal and as such abstentions are the equivalent of a vote against the proposal. In contrast, broker non-votes are not counted as entitled to vote on the proposal for purposes of determining if the proposal receives an affirmative vote of a majority of the shares present and entitled to vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE 2003 INCENTIVE PLAN.

Equity Compensation Plans

The following table summarizes information, as of December 29, 2002, relating to equity compensation plans of the Company pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares may be granted from time to time.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)(3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders(1)	9,621,038	18.89	2,186,553(4)
Equity compensation plans not approved by shareholders(2)	11,222,734	18.42	5,699,341(5)
Total	20,843,772	18.63	7,885,894

(1) The shareholder approved plans which were in effect as of December 29, 2002 are the Company's 1995 Stock Incentive Performance Plan (the "1995 Plan") and the 1994 Stock Option Plan for Non-Employee Directors.

(2) The only non-shareholder approved plan which was in effect as of December 29, 2002 was the Company's 1997 Employee Non-Qualified Stock Plan (the "1997 Plan"). The 1997 Plan expired on December 31, 2002 and no further awards may be made pursuant to the 1997 Plan, provided, however, that all awards outstanding under the 1997 Plan as of the date of its termination will continue in effect in accordance with the terms of the plan.

(3) The weighted average exercise price of outstanding options, warrants and rights excludes restricted stock units and performance-based stock units.

(4) Of these available shares, up to 1,064,000 shares could be issued as restricted stock or deferred restricted stock under the 1995 Plan.

(5) All of these shares could be issued as restricted stock or deferred restricted stock under the terms of the 1997 Plan.

1997 Employee Non-Qualified Stock Plan

Number of Shares Subject to 1997 Plan.   The 1997 Plan, prior to its termination on December 31, 2002, provided for the issuance of up to 18,000,000 shares of Common Stock pursuant to awards granted under the 1997 Plan.

Eligibility for Participation.   Any "Employee" of the Company, as the term Employee is defined in General Instruction A to Form S-8 promulgated by the Securities and Exchange Commission, was eligible to participate in the 1997 Plan.

Awards.   The 1997 Plan provided for the grant of: (1) non-qualified stock options; (2) stock appreciation rights ("SARs"); (3) stock awards, including restricted and unrestricted stock and deferred stock, and (4) cash awards that would constitute a "derivative security" for purposes of Rule 16b-6, as promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), if not awarded pursuant to a plan satisfying the provisions of Rule 16b-3.

Terms of Options.   The exercise price of stock options granted under the 1997 Plan could not be less than the fair market value of the Common Stock on the date of grant. Options granted under the 1997 Plan were generally made exercisable in yearly installments over three years. The terms of options granted under the 1997 Plan were ten years.

Change in Control.   The 1997 Plan provided that immediately upon certain events constituting a Change in Control all awards become 100% vested and payable in cash as soon as practicable after the Change in Control.

SHAREHOLDER PROPOSAL

(Proposal No. 6)

Introduction

The following proposal, ***which is opposed by the Board***, would require the affirmative vote of a majority of all shares present (in person or by proxy) and entitled to vote at the Meeting to be approved. Abstentions and broker non-votes are each counted as present for purposes of establishing a quorum at the Meeting. Abstentions are also considered shares entitled to vote on the proposal and as such abstentions are the equivalent of a vote against the proposal. In contrast, broker non-votes are not counted as present and entitled to vote on the proposal for purposes of determining if the proposal receives an affirmative vote of a majority of the shares present and entitled to vote.

A group of the Company's shareholders have submitted the following resolution and supporting statement for inclusion in this Proxy Statement. Upon a written or oral request made to the Secretary of the Company, the Company will provide the names, addresses and shareholdings of the proponents of this resolution to any shareholder of the Company.

HASBRO-GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Hasbro currently has extensive overseas operations,

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations,

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and the loss of consumer confidence which can have a negative impact on shareholder value. The toy industry is especially vulnerable to negative publicity of this sort,

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories. The toy industry is increasingly under scrutiny just as the apparel industry and footwear industry has been.

- Dozens of companies have worked diligently to improve their vendors' compliance with their codes. For example, Mattel has created an Independent Monitoring Council, composed of outsiders with full access to vendors operations. This council publishes public reports that highlight problems as well as positive leadership demonstrated by vendors. This allows management to review the situation and take corrective action as needed.

- Hasbro has had a Code in place since 1993, but does not report to investors or consumers on the effectiveness of its Code nor does Hasbro use independent outside monitors to review compliance.

Whereas, these standards incorporate the conventions of the United Nations' International Labor Organization (ILO) on workplace human rights which include the following principles:

- All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

- Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

- There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

- Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

- There shall be no use of child labor. (ILO Convention 138)

Whereas, we believe independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained. Thus we believe this shareholder request is appropriate to encourage Hasbro to move ahead more aggressively on this important issue.

Resolved that shareholders request that Hasbro commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards, with annual reporting to shareholders (excluding proprietary information).

RESPONSE OF THE HASBRO, INC. BOARD OF DIRECTORS

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **AGAINST** PROPOSAL NO. 6 FOR THE FOLLOWING REASONS:

This proposal was previously submitted to Hasbro's shareholders for their consideration at the Company's 2002 Annual Meeting of Shareholders. At that meeting the proposal was rejected by Hasbro's shareholders by a vote of 124,411,157 shares voting against the proposal, with 9,284,766 shares voted in favor.

The Board of Directors and Hasbro's management carefully reviewed the proposal in preparation for the 2002 Annual Meeting of Shareholders and have reviewed the proposal again in preparation for the 2003 Annual Meeting of Shareholders. The Board of Directors and management continue to believe that any changes to Hasbro's current Code of Conduct and compliance procedures would neither help Hasbro better fulfill its well-established and continuing commitment to humane global working conditions nor add value to the shareholders of the Company. Hasbro's existing policies and practices, which are comprehensive and progressive, already address the concerns expressed in the above proposal and ensure compliance with business ethics principles, as described in more detail below.

As we described in the Proxy Statement for Hasbro's 2002 Annual Meeting of Shareholders, in 1993 Hasbro established its Global Business Ethics Principles ("Code of Conduct") to ensure that products manufactured by Hasbro are not produced under inhumane or exploitative conditions. Participation in the Hasbro program is mandatory for all suppliers and vendors who do business with Hasbro. Among many important areas, the Code of Conduct governs:

- *child labor* (no person younger than fifteen or younger than the age for completing compulsory education in the country of manufacture (where such age is higher than fifteen) may be employed to produce Hasbro products);

- *working hours and compensation* (employers must comply with all applicable wage and hour laws or, if prevailing industry wage standards are higher, then employers must comply with or exceed these standards);

- *forced, prison, or indentured labor* (any person employed to produce Hasbro products must be voluntarily employed, except that rehabilitative programs which provide for employment may be assessed by Hasbro on a case by case basis);

- *health and safety* (employers must operate facilities in a healthy and safe manner, including, but not limited to, providing fire prevention, first aid, and hazardous waste disposal);

- *abuse and discrimination* (employers must treat employees with dignity and respect and shall not subject employees to abuse, cruel or unusual disciplinary practice, or discrimination);

- *freedom of association* (employees have the right to choose (or not) to affiliate with legally sanctioned organizations without unlawful interference); and

- *monitoring by Hasbro* (Hasbro has the right to conduct periodic on-site inspections of working and living conditions, including unannounced visits, audit the production records and practices of the employers and require employers to promptly address compliance issues or face termination by Hasbro).

As indicated above, Hasbro's Code of Conduct clearly sets forth the standards under which vendors may manufacture Hasbro products, with auditing and monitoring rights for Hasbro. To date, all factories located in the Far East which manufacture products for Hasbro have been audited by Hasbro inspectors and by outside firms hired by Hasbro. Hasbro engages two outside auditing firms to audit manufacturers' compliance with the Code of Conduct and local law. Since 1994, Hasbro and its monitors have conducted 839 manufacturing facility inspections, including 215 inspections in 2002. Over the years, Hasbro has successfully worked with its manufacturers to correct any unacceptable practices discovered during the course of these inspections. Although serious violations are rarely found, Hasbro has in fact, after unsuccessful attempts to have the vendor remedy them, terminated vendors for failure to comply. In addition, on a number of occasions Hasbro has met with shareholders to discuss its Code of Conduct and compliance procedures, including findings of third party audits engaged by Hasbro.

In addition to corporate efforts, Hasbro has been and continues to be a leader in the toy industry (nationally and internationally) on the issue of workplace standards and compliance. Hasbro is a member of the Toy Industry Association, Inc. ("TIA") and Juvenile Products Manufacturers Association ("JPMA") and sits on committees and forums worldwide to strengthen workplace standards and compliance. For example, Hasbro was at the forefront of developing industry-wide standards for fire prevention and emergency preparedness through the International Council of Toy Industries ("ICTI"). Hasbro was a principal drafter of the factory audit checklists for the ICTI Code of Business Practices and took a leadership role in recent revisions to the ICTI factory audit checklists and guidance manual.

To conclude, Hasbro is a leader in the area of global working conditions and is proud of its efforts both on behalf of the Company and the toy industry in general. Given Hasbro's strong commitment to the Global Business Ethics Principles, its extensive independent monitoring program, and its industry activism, the Board of Directors believes that the Company's current program is best suited to ensure compliance and leadership on this important issue. Furthermore, Hasbro believes that annual reporting to shareholders would be duplicative of existing compliance efforts as well as costly, with no added benefit to the shareholders or the Company.

For the reasons outlined above, the Board has concluded that the Company's current Code of Conduct and compliance programs and procedures are in the best interests of the Company and its shareholders and thus is opposed to the shareholder proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>AGAINST</u> PROPOSAL NO. 6.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 3, 2003 (except as noted), with respect to the ownership of the Common Stock (the only class of outstanding voting securities of the Company) by certain persons known by the Company to be the beneficial owners of more than 5% of such stock. Unless otherwise indicated, to the Company's knowledge each person has sole voting and dispositive power with respect to such shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Alan G. Hassenfeld.. 1027 Newport Avenue Pawtucket, RI 02862	18,847,483(2)	10.8
Ariel Capital Management, Inc. .... 200 E. Randolph Drive Suite 2900 Chicago, IL 60601	17,860,856(3)	10.3
George W. Lucas, Jr. .... c/o Lucasfilm Ltd. 5858 Lucas Valley Road Nicasio, CA 94946	15,750,000(4)	8.3
T. Rowe Price Associates, Inc. .... 100 E. Pratt Street Suite 2900 Baltimore, MD 21202	11,592,365(5)	6.7

(1) Based upon information furnished by each shareholder or contained in filings made with the Securities and Exchange Commission.

(2) Includes 8,890,921 shares held as sole trustee for the benefit of his mother, 829,347 shares held as sole trustee of a trust for Mr. Hassenfeld's benefit and currently exercisable options or options exercisable within 60 days of March 3, 2003 to purchase 1,730,001 shares. Mr. Hassenfeld has sole voting and investment authority with respect to all shares except those described in the following sentence, as to which he shares voting and investment authority. Also includes 961,750 shares owned by The Hassenfeld Foundation, of which Mr. Hassenfeld is an officer and director, 485,570 shares held as one of the trustees of a charitable lead trust for the benefit of The Hassenfeld Foundation and 154,216 shares held as one of the trustees of a trust for the benefit of his mother and her grandchildren. Mr. Hassenfeld disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

(3) Ariel Capital Management, Inc. an investment advisor, has sole dispositive authority over 17,752,991 shares and sole voting power over 14,776,439 shares as a result of acting as an investment advisor to various investment advisory clients. Share ownership information is as of December 31, 2002 as reported in a Schedule 13G dated December 31, 2002.

(4) Represents exercisable warrants to purchase 6,300,000 shares owned by LucasFilm Ltd. ("Film") and exercisable warrants to purchase 9,450,000 shares owned by its wholly-owned subsidiary, Lucas Licensing Ltd. ("Licensing"). Mr. Lucas, as founder, controlling person and sole director of Film and Licensing, may be deemed to beneficially own the shares of Common Stock which may be purchased upon exercise of these warrants. Share ownership information is as of January 30, 2003 as reported in a Schedule 13D/A filed February 10, 2003. See "Certain Relationships and Related Transactions".

(5) These shares are owned by various individual and institutional investors to which T. Rowe Price Associates, Inc. (T. Rowe Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. T. Rowe Price Associates has sole dispositive power over 11,592,365 shares and sole voting power over 2,760,476 shares. For purposes of the reporting

requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Share ownership information is as of December 31, 2002 as reported in a Schedule 13G dated February 14, 2003.

Security Ownership of Management

The following table sets forth information, as of March 3, 2003, with respect to the ownership of the Common Stock (the only class of outstanding equity securities of the Company) by each current director of the Company or nominee for election to the Board, each named executive officer and by all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

Name of Director, Nominee or Executive Officer(1)	Common Stock	Percent of Class
Basil L. Anderson(2)	3,733	*
Alan R. Batkin(3)	40,947	*
Frank J. Biondi, Jr.(4)	2,806	*
E. Gordon Gee(5)	8,706	*
Brian Goldner(6)	296,000	*
David D.R. Hargreaves(7)	327,552	*
Alan G. Hassenfeld(8)	18,847,483	10.8
Claudine B. Malone(9)	17,396	*
Edward M. Philip(10)	289	*
E. John Rosenwald, Jr.(11)	239,469	*
Eli J. Segal(12)	5,615	*
Carl Spielvogel(13)	56,899	*
Paula Stern(14)	5,844	*
Preston Robert Tisch(15)	18,427	*
Alfred J. Verrecchia(16)	1,516,718	*
E. David Wilson(17)	649,237	*
All Directors and Executive Officers as a Group (includes 19 persons)(18)	22,706,294	12.8

  * Less than one percent.

(1) Information in this table is based upon information furnished by each director and executive officer.

(2) Includes 2,733 shares deemed to be held in Mr. Anderson's stock unit account under the Deferred Plan.

(3) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 11,250 shares as well as 28,010 shares deemed to be held in Mr. Batkin's stock unit account under the Deferred Plan.

(4) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 2,250 shares as well as 556 shares deemed to be held in Mr. Biondi's stock unit account under the Deferred Plan.

(5) Represents currently exercisable options and options exercisable within sixty days of March 3, 2003 granted under the Director Plan to purchase 6,750 shares, as well as 1,956 shares deemed to be held in Mr. Gee's account under the Deferred Plan.

(6) Represents currently exercisable options and options exercisable within sixty days of March 3, 2003 granted under the Company's stock option plans to purchase 235,000 shares and 61,000 shares of restricted stock granted to Mr. Goldner under the Company's employee stock option plans.

(7) Includes currently exercisable options and options exercisable within sixty days of March 3, 2003 to purchase 277,010 shares as well as 10,000 deferred restricted stock units granted under the Company's employee stock option plans

(8) See note (2) to the immediately preceding table.

(9) Includes 4,500 currently exercisable options granted under the Director Plan as well as 1,196 shares deemed to be held in Mrs. Malone's stock unit account under the Deferred Plan.

(10) Consists of 289 shares deemed to be held in Mr. Philip's stock unit account under the Deferred Plan.

(11) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 11,250 shares as well as 25,719 shares deemed to be held in Mr. Rosenwald's stock unit account under the Deferred Plan. Does not include shares held by Bear, Stearns & Co. Inc. in an investment account. Mr. Rosenwald is Vice Chairman of Bear, Stearns & Co. Inc.

(12) Consists of 4,500 currently exercisable options granted under the Director Plan and 1,115 shares deemed to be held in Mr. Segal's stock unit account under the Deferred Plan.

(13) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 11,25 shares as well as 7,143 shares deemed to be held in Mr. Spielvogel's stock unit account under the Deferred Plan.

(14) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 2,250 shares as well as 3,594 shares deemed to be held in Ms. Stern's stock unit account under the Deferred Plan.

(15) Includes currently exercisable options granted under the Director Plan to purchase an aggregate of 11,250 shares as well as 3,802 shares deemed to be held in Mr. Tisch's stock unit account under the Deferred Plan.

(16) Includes currently exercisable options and options exercisable within sixty days of March 3, 2003 to purchase an aggregate of 1,253,750 shares as well as 40,000 deferred restricted stock units granted under the Company's employee stock option plans. Does not include 151,875 shares owned by Mr. Verrecchia's wife, as to which Mr. Verrecchia disclaims beneficial ownership.

(17) Includes currently exercisable options and options exercisable within sixty days of March 3, 2003 to purchase 614,042 shares as well as 10,000 deferred restricted stock units granted under the Company's employee stock option plans. Also includes 195 shares (excluding fractional shares) deemed to be held in Mr. Wilson's account under the Deferred Compensation Plan.

(18) Of these shares, all directors and executive officers as a group have sole voting and dispositive power with respect to 16,132,883 shares and have shared voting and/or investment power with respect to 1,741,536 shares. Includes 4,624,567 shares purchasable by directors and executive officers upon exercise of currently exercisable options, or options exercisable within sixty days of March 3, 2003; 61,000 shares of restricted stock granted under the Company's stock option plans; 76,308 shares deemed to be held in stock unit accounts under the Deferred Plan and the Deferred Compensation Plan; and 70,000 shares deemed to be held in deferred restricted stock unit accounts under the Company's Employee Non-Qualified Stock Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten-percent shareholders are required by regulation promulgated by the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and certain written representations made by directors and executive officers that no other reports were required during the last fiscal year ended December 29, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors (the "Committee") is comprised solely of non-employee directors, each of whom is independent under the New York Stock Exchange's listing standards.

The Committee operates under a written charter, which is attached to this Proxy Statement as Appendix A. Under the charter, the Committee's primary purpose is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including the preparation of the Company's financial statements and the systems of internal accounting and financial controls. The independent auditors are responsible for performing an independent audit of the Company's financial statements and issuing an opinion that the financial statements conform with generally accepted accounting principles.

In conducting its oversight function, the Committee discusses with the Company's internal and independent auditors, with and without management present, the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 29, 2002. The Committee has also reviewed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees). In addition, the Committee discussed with the independent auditors their independence from management and the Company has received from the auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based on its review and discussions with management and the independent auditors referred to in the preceding paragraph, the Committee recommended to the Board and the Board has approved the inclusion of the audited financial statements for the fiscal year ended December 29, 2002 in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission. The Committee has also recommended and the Board has approved the selection of KPMG LLP as the independent auditor for fiscal 2003.

Basil L. Anderson, Alan R. Batkin, E. Gordon Gee and Claudine B. Malone (Chair), as the members of the Audit Committee as of the 2002 fiscal year end.

INDEPENDENT PUBLIC ACCOUNTANTS

The Board, upon recommendation of the Audit Committee of the Board, has selected KPMG LLP, independent certified public accountants (''KPMG''), to audit the consolidated financial statements of the Company for the fiscal year ending December 28, 2003. A representative of KPMG is expected to be present at the annual meeting, will have the opportunity to make a statement, if so desired, and will be available to respond to appropriate questions. The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for fiscal 2002 and 2001, as well as fees for other services rendered by KPMG LLP to the Company during fiscal 2002 and 2001.

	2002	2001
Audit Fees	$2,725,000	$2,821,000
Audit-Related Fees(1)	$ 161,000	$1,273,000
Tax Fees(2)	$1,572,000	$2,069,000
All Other Fees(3)	—	$ 43,000
Total Fees	$4,458,000	$6,206,000

(1) Audit-Related Fees consist principally of fees for audits of financial statements of employee benefit plans and consultations on accounting and reporting matters. The amount for fiscal 2001 also includes acquisition and divestiture related services and internal control reviews.

(2) Tax Fees consist of fees for tax consultation and tax compliance services rendered to the Company and certain of its employees.

(3) All Other Fees in fiscal 2001 consist of fees for internal audit assistance.

The Audit Committee has considered whether the provision of non-audit services by KPMG is compatible with maintaining KPMG's independence.

OTHER BUSINESS

Management knows of no other matters that may be presented to the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment thereof, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the persons named therein.

PROPOSALS BY HOLDERS OF COMMON STOCK

Any proposal which a shareholder of the Company wishes to have considered for inclusion in the proxy statement and proxy relating to the Company's 2004 annual meeting must be received by the Company at its executive offices no later than December 6, 2003. The address of the Company's executive offices is 1027 Newport Avenue, Pawtucket, Rhode Island 02862.

In accordance with the By-Laws of the Company, which the Company believes are consistent with the Articles of Incorporation, any new business proposed by any shareholder to be taken up at the 2004 annual meeting must be stated in writing and filed with the Secretary of the Company by December 17, 2003. Except for proposals made pursuant to the preceding paragraph, the Company will retain discretion to vote proxies with respect to proposals received prior to December 17, 2003, provided (i) the Company includes in its 2004 annual meeting proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (ii) the proponent does not issue a proxy statement.

IMPORTANT NOTICE REGARDING DELIVERY OF SHAREHOLDER DOCUMENTS

In accordance with a notice sent to certain street name shareholders of our Common Stock who share a single address, only one copy of this proxy statement and our Annual Report on Form 10-K for the year ended December 29, 2002 is being sent to that address unless we received contrary instructions from any shareholder at that address. This practice, known as "householding", is designed to reduce our printing and postage costs. However, if any shareholder residing at such an address wishes to receive a separate copy of this proxy statement or our Annual Report on Form 10-K for the year ended December 29, 2002, he or she may contact Karen Warren, Investor Relations, Hasbro, Inc., 1027 Newport Avenue, Pawtucket, Rhode Island 02862, phone (401) 431-8697, and we will deliver those documents to such shareholder promptly upon receiving the request. Any such shareholder may also contact Investor Relations using the above contact information if he or she would like to receive separate proxy statements and annual reports in the future. If you are receiving multiple copies of our annual report and proxy statement, you may request householding in the future by contacting Investor Relations at the address set forth above.

COST OF SOLICITATION

The cost of soliciting Proxies in the accompanying form has been or will be borne by the Company. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals and the Company will reimburse them for any reasonable expenses incurred in connection therewith. The Company has also retained Morrow & Co., Inc. to aid in the solicitation of proxies at an estimated cost of $4,000 plus reimbursement of reasonable out-of-pocket expenses. In addition to use of mail, proxies may be solicited by officers and employees of the Company or of Morrow & Co., Inc. in person or by telephone.

It is important that your shares be represented at the meeting. If you are unable to be present in person, you are respectfully requested to vote by Internet, by telephone or by marking, signing and dating the enclosed Proxy and returning it in the pre-addressed envelope as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors

Barry Nagler
Secretary

Dated: April 4, 2003
Pawtucket, Rhode Island

CHARTER OF THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS
OF
HASBRO, INC.

Purpose

The primary purpose of the Audit Committee (the "Committee") of Hasbro, Inc. (the "Company") is to (a) appoint the independent auditor and oversee the independent auditor's work, (b) prepare the report required to be included in the Company's annual proxy statement by the rules of the Securities and Exchange Commission and (c) assist the Board of Directors (the "Board") of the Company in its oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditor.

In discharging its oversight role, the Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the independent auditor is ultimately accountable to the Board and the Committee.

The Committee shall review and reassess the adequacy of this Charter on an annual basis.

Structure, Processes and Membership

The Committee shall be comprised of not less than three members of the Board, and the Committee's composition will meet the requirements of the Sarbanes-Oxley Act of 2002 (the "Act") and the New York Stock Exchange.

Accordingly, all of the members of the Committee will be directors:

1. Who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company;

2. Who are not an "affiliated person", within the meaning of the Act, of the Company or any subsidiary thereof;

3. Who do not, directly or indirectly, receive any consulting, advisory or other compensatory fees from the Company or any of its affiliates other than board fees and fees related to service on the Committee or on other committees of the Board; and

4. Who are financially literate or who become financially literate within a reasonable period of time after appointment to the Committee. In addition, the Chair of the Committee will have accounting or related financial management expertise, and at least one member of the Committee will qualify as an "audit committee financial expert", as defined by the Securities and Exchange Commission.

Committee members shall be appointed by the Board, which shall designate the Committee Chair, who shall preside over meetings of the Committee. A majority of the members of the Committee shall constitute a quorum for doing business. All actions of the Committee shall be taken by a majority vote of the members of the Committee present at the meeting, provided a quorum is present.

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. It shall meet separately, at least quarterly, with management, the head of the Company's Internal Audit department, and the independent auditor to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately. The Committee shall report regularly to the Board.

Key Responsibilities

The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the independent auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that the Company's management, as well as the independent auditors, have more time, knowledge and more detailed information with respect to the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurances as to the Company's financial statements or any professional certification as to the independent auditor's work.

While the Committee has the responsibilities set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

The Committee has direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the independent auditor, including the resolution of disagreements between management and the independent auditor regarding financial reporting, and the independent auditor is ultimately accountable to the Board and to the Committee, acting as a committee of the Board. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company that it receives information from and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board). The Committee has the authority to retain legal, accounting or other experts that it determines to be necessary to carry out its duties. It also has authority to determine compensation for such advisors, as well as for the independent auditor.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate, and as allowed by applicable legal and stock exchange requirements, given the circumstances.

Oversight of Independent Auditor

- The Committee shall annually evaluate, determine the selection of, and if necessary, determine the replacement of or rotation of, the independent auditor.

- The Committee shall review the arrangements for and scope of the outside audit and the fees proposed for such audit, and shall have ultimate authority to approve all audit engagement fees and terms, as well as all permitted non-audit engagements of the independent auditor, subject to the de minimus exception set forth in the Act.

- The Committee shall pre-approve, either directly or through established pre-approval procedures, all auditing services (including all audit, review or attestation engagements required under the securities law) and all permitted non-audit services by the auditor, subject to the de minimus exception set forth in the Act.

- The Committee shall receive and review formal written statements, at least annually, from the independent auditor regarding the auditor's independence, including a delineation of all relationships between the auditor and the Company.

- The Committee shall actively engage in dialogue with the independent auditor with respect to any such disclosed relationships or services that may impact the objectivity and independence of the independent auditor, addressing at least the matters set forth in Independence Standards Board Standard No. 1.

- The Committee shall receive and review a formal written report, at least annually, from the independent auditor detailing the independent auditor's internal quality control procedures and any material issues raised by the independent auditor's internal quality control review or peer review.

- The Committee shall receive and review timely reports from the independent auditor which include discussion of 1) all critical accounting policies and practices to be used, 2) all alternative treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and 3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

- The Committee shall establish hiring policies for employees or former employees of the independent auditor.

Oversight of Audit Process and Company's Legal Compliance

- The Committee shall review and discuss with management and the independent auditor the interim financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of the Company prior to the filing of the Company's Quarterly Report on Form 10-Q.

- The Committee shall also discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards, including the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 71.

- The Committee shall review with management and the independent auditor the audited financial statements and MD&A to be included in the Company's Annual Report on Form 10-K prior to the filing of such report.

- The Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards, including the matters required to be discussed by SAS No. 61, and shall be responsible for recommending to the full Board the inclusion of the Company's audited financial statements in the Form 10-K.

- The full Board, as assisted by management, the independent auditors and the Committee, shall have the ultimate authority and responsibility to include the audited financial statements in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K).

- In connection with its review of the financial statements and MD&A to be included in the Company's quarterly reports on Form 10-Q and Annual Reports on Form 10-K, the Committee shall discuss with management and the independent auditor their qualitative judgments about the appropriateness, and not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Company, the reasonableness of significant judgments, including a description of any transactions as to which the management obtained Statement on Auditing Standards No. 50 letters, and the clarity of disclosures in the financial statements, including the Company's disclosures of critical accounting policies and other disclosures under "MD&A".

- The Committee shall review with internal auditors and the independent auditor any difficulties with audits and management's response to such issues.

- The Committee shall review with the Vice President — Internal Audit and management, the Internal Audit plan, scope, staffing and result of work performed, as well as the coordination of efforts with the independent auditors.

- The Committee shall discuss with management, internal auditors and the independent auditor the Company's system of internal controls, the Company's critical accounting principles and any significant issues related to financial statement presentations, including any changes in the Company's critical accounting principles and the effects of alternative GAAP methods, off-balance sheet structures and regulatory and accounting initiatives.

- The Committee shall review and discuss with management, internal auditors and independent auditors the Company's significant financial exposures, including material pending legal proceedings and other material contingent liabilities, and policies relating to risk assessment and management.

- The Committee shall consider and review with management, the independent auditors and the Company's internal auditors any management letter provided by the independent auditors together with management responses thereto and the implementation thereof.

- The Committee shall review and discuss with management earnings press releases and financial information and earnings guidance provided to analysts and rating agencies.

- The Committee shall consider and approve, if appropriate, major changes to the Company's auditing and accounting policies, principles and practices as suggested by the independent auditors, the Company's internal auditors or management.

- The Committee shall meet, at least quarterly, with the Company's management, internal auditors and independent auditors, each in separate executive sessions.

- In connection with and prior to giving their required certifications, the Company's Chief Executive Officer and Chief Financial Officer must disclose to the independent auditors and the Committee all significant deficiencies and material weaknesses in the design or operation of internal controls, and any fraud that involves management or other employees who have a significant role in the Company's internal controls.

- The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or auditing matters.

- The Committee shall review the performance of and pre-approve the appointment, replacement, reassignment, or dismissal of the Company's Vice President-Internal Audit.

- The Committee shall review management's plan for assuring compliance with the Company's Code of Conduct and other Company programs designed to promote regulatory compliance and ethical business conduct.

- The Committee shall report Committee actions to the Board on a regular basis with such recommendations as the Committee may deem appropriate.

- The Committee shall seek to ensure open communication among internal auditors, independent auditors, management and the Board.

- The Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

The Committee shall also perform any other activities consistent with the Articles of Incorporation and By-laws of the Company, and other governing laws, as the Board or the Committee shall deem appropriate.

HASBRO, INC.

2003 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

1. **Purpose**

The purpose of the 2003 Stock Option Plan for Non-employee Directors (the "Plan") is to attract and retain persons of exceptional ability to serve as members of the Board of Directors (the "Board") of Hasbro, Inc. (the "Company"), and to solidify the common interests of the Company's non-employee directors and the Company's shareholders in enhancing the value of the Company's common stock, par value $.50 per share (the "Common Stock"). The Plan is intended to replace the 1994 Hasbro, Inc. Stock Option Plan for Non-Employee Directors (the "1994 Plan"). The 1994 Plan shall be terminated effective on the date of the approval of the Plan by the shareholders of the Company; *provided, however*, that the adoption of the Plan shall have no effect on awards made pursuant to the 1994 Plan prior to the date of its termination, which awards shall continue in accordance with the terms of the 1994 Plan.

2. **Administration**

The Plan shall be administered by the Compensation and Stock Option Committee of the Board of the Company, or any successor committee thereof (the "Committee"). The Committee shall have responsibility finally and conclusively to interpret the provisions of the Plan and to decide all questions of fact arising in its application. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

3. **Type of Options**

Options granted pursuant to the Plan shall be nonstatutory options which are not intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

4. **Eligibility**

(a) Directors of the Company (each a "Director") who are not employees of the Company, or of any subsidiary of the Company (each a "Non-employee Director"), are eligible to participate in the Plan. In addition, and not in limitation, of the foregoing, persons whose current service as a Non-employee Director began prior to May 14, 2003 are only eligible to participate in the Plan if (i) they make an irrevocable election to participate in the Plan, as is further described below in this Section 4, no later than May 13, 2003 and (ii) they are not scheduled to retire at the Company's mandatory retirement age for Directors then in effect at the end of their current term as a Director. A person who commences service as a Non-employee Director with the Board after the date of approval of the Plan by the shareholders of the Company shall automatically participate in the Plan effective upon such commencement of service.

(b) Any Non-employee Director serving on the Company's Board prior to May 14, 2003, must make an irrevocable election no later than May 13, 2003 to participate in the Plan in order to be eligible for benefits under the Plan. For any such Non-employee Director electing to participate in the Plan such Director's election must specify the effective date for commencing participation in the Plan (the "Effective Date for Participation"). Elections to participate in the Plan can be effective as of one of the following dates: May 14, 2003, May 1, 2004, May 1, 2005 or May 1, 2006, in the Non-employee Director's discretion. The election to participate in the Plan includes an election that service as a Non-employee Director of the Company after the Effective Date for Participation by the participating Non-employee Director will not be counted for purposes of determining the benefits to which such Director is entitled upon retirement under the Hasbro, Inc. Retirement Plan for Directors. The Effective Date for Participation for a person who commences service as a Non-employee Director following May 14, 2003 shall be the date that such service commences.

(c) Each Non-employee Director to whom stock options are granted pursuant to the Plan shall be a participant (each a "Participant" or a "Participating Non-employee Director") under the Plan.

5. **Shares Available Under the Plan**

Subject to adjustment as provided in Section 10 below, an aggregate of 250,000 shares of Common Stock shall be available for issuance pursuant to the provisions of the Plan. Such shares may be authorized and unissued shares or may be shares issued and thereafter acquired by the Company. If an option granted under the Plan shall expire or terminate for any reason without having been exercised in whole or in part, the unpurchased shares subject to such option shall again be available for subsequent option grants under the Plan.

6. **Automatic Grant of Options**

(a) Each person who commences his or her service as a Non-employee Director after approval of the Plan by the Company's shareholders pursuant to Section 7.7 hereof, shall receive automatically and without further action by the Board or the Committee, a grant of an option (an "Initial Option") to purchase 12,000 shares of Common Stock of the Company in accordance with the provisions of Section 7, subject to adjustment as provided in Section 10. Such grant shall be made as of the date of such Non-employee Director's commencement of service as a Director. Notwithstanding anything to the contrary set forth above, Initial Options will not be granted to any person, previously serving as both an employee of the Company and a Director of the Company, upon the termination of such person's employment with the Company and continuation of their service as a Director; and the termination of such person's employment with the Company and continuation as a Director will not be deemed commencement of service as a Non-employee Director for purposes of this Section 6(a).

(b) Each Participating Non-employee Director (i) serving as a Director immediately following the Company's annual meeting of shareholders at which the Plan is approved by the Company's shareholders pursuant to Section 7.7 hereof, and (ii) whose Effective Date for Participation is May 14, 2003, shall receive automatically and without further action by the Board or the Committee a one-time grant of an option (referred to hereafter as the "2003 Annual Options") to purchase 6,000 shares of Common Stock in accordance with the provisions of Section 7, subject to adjustment as provided in Section 10. Each such grant made under this Section 6(b) shall be made effective immediately following approval of the Plan by the Company's shareholders.

(c) Each Participating Non-employee Director serving as a Director on May 1st of any year following the year in which the Plan is approved by the Company's shareholders pursuant to Section 7.7 hereof, and whose Effective Date of Participation is on or prior to such May 1st, shall receive automatically and without further action by the Board or the Committee a grant of an option (each referred to hereafter as a "Subsequent Annual Option" and together with the 2003 Annual Options referred to as "Annual Options") to purchase 6,000 shares of Common Stock in accordance with the provisions of Section 7, subject to adjustment as provided in Section 10. Each such grant shall be effective as of such corresponding May 1st. Notwithstanding the foregoing, a Participating Non-employee Director (i) who has been granted an Initial Option under Section 6(a) of this Plan shall not be entitled to receive a Subsequent Annual Option earlier than the first anniversary of the grant date of such Initial Option and (ii) who is not standing for re-election at the Company's annual meeting of shareholders in the calendar year in which such May 1st grant date falls (or if the Company's Board is then classified, who is not otherwise continuing service as a Director following the annual meeting of shareholders in the calendar year in which such May 1st grant date falls) shall not be entitled to receive the corresponding Subsequent Annual Option grant.

7. **Terms and Conditions of Options**

7.1. Vesting and Exercise of Options.

(a) Each Initial Option granted under Section 6(a) hereof shall vest and become exercisable at the rate of 20% per year, and each Annual Option granted under Section 6(b) or 6(c) hereof shall vest and become exercisable at the rate of $33\frac{1}{3}\%$ per year. In the case of Initial Options vesting will commence on the first anniversary of the date of grant and further vesting will occur on subsequent anniversaries of the date of grant, subject to the provisions of Section 9 hereof. In the case of Annual Options, vesting will commence on the May 1st next following the effective date of the grant of such Annual Option and further vesting will occur on subsequent anniversaries of such May 1st, subject to the provisions of Section 9 hereof.

(b) Notwithstanding the provisions of paragraph 7.1(a) above, an option granted to a Participant shall become immediately exercisable in full upon the first to occur of:

(1) The Participant's death, in which case the option may be exercised by the Participant's executor or administrator, or if not so exercised, by the legatees or distributees of his or her estate or by such other person or persons to whom the Participant's rights under the option shall pass by will or by the applicable laws of descent and distribution;

(2) Such time as the Participant ceases to be a Director by reason of his or her permanent disability, as reasonably determined by the Committee; or

(3) Such time as the Participant ceases to be a Director as a result of retirement from the Board on or after the Company's mandatory retirement age for Directors then in effect.

(c) In the event that the Participant ceases to be a Director for any reason other than those specified in paragraph (b) above prior to the time a Participant's option becomes fully exercisable, the option will terminate with respect to the shares as to which the option is not then exercisable and all rights of the Participant to such shares shall terminate without further obligation on the part of the Company.

(d) Options granted under the Plan shall expire ten years from the date on which the option is granted, unless terminated earlier in accordance with the Plan; *provided, however*, that in the event a Participant ceases to be a Director by reason of death, disability or retirement as set forth in Section (b) above, any option granted to such Participant hereunder shall expire three years from the date of the Participant's death, disability or retirement, but in no event, other than death, later than the day preceding the tenth anniversary of the date of the grant of such option.

(e) Except as provided otherwise in Section (d) above, in the event that the Participant ceases to be a Director after his or her option has become exercisable in whole or in part, such option shall remain exercisable in whole or in part, as the case may be, in accordance with the terms hereof for a period of six months from the date the Participant ceases to be a Director, but in no event later than the day preceding the tenth anniversary of the date of grant of such option.

7.2. Exercise Price.

The exercise price of each share of Common Stock subject to an Initial Option or an Annual Option shall be equal to the Fair Market Value (as defined below) of a share of Common Stock on the date such Initial Option or Annual Option is granted. "Fair Market Value" for purposes of the Plan shall mean the average of the high and low sales prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Transactions or similar successor consolidated transactions reports for the relevant date (or the comparable consolidated transaction reports for any other national securities exchange or for NASDAQ National Market Issues, if the Common Stock is admitted for trading or quotation on said exchange or market), or, if no sales of Common Stock were made on said exchange or market on that date, the average of the high and low prices of Common Stock as reported in said composite transactions report for the preceding day on which sales of Common Stock were made on said exchange or market. If the Common Stock is not then trading on an exchange or quoted in NASDAQ National Market Issues, Fair Market Value shall be the mean between the bid and asked prices for the relevant over-the-counter transaction on such date or the preceding day on which sales of Common Stock were made over-the-counter. Notwithstanding the foregoing, for purposes of valuing shares delivered to the Company by a Participant in payment of the exercise price of an option and shares delivered or withheld in payment of applicable tax withholding, if the Participant sells, on a national securities exchange, or on NASDAQ or over-the-counter, the shares acquired on the same day as the date of exercise, the Fair Market Value of the shares so delivered or withheld shall be the actual sales price of the shares so sold. Under no circumstances shall Fair Market Value be less than the par value of the Common Stock.

7.3. Payment Of Exercise Price; Tax Withholding.

(a) Subject to the terms and conditions of the Plan and the documentation of the options pursuant to Section 7.5 hereof, an option granted hereunder shall, to the extent then exercisable, be exercisable in whole or in part by giving written notice to the Company stating the number of shares with respect to which the option is being exercised, accompanied by payment in full for such shares; *provided, however*, that there shall be no such exercise at any one time as to fewer than one hundred (100) shares or all of the remaining shares then purchasable by the person exercising the option, if fewer than one hundred (100) shares.

(b) Options granted under the Plan may be paid for by delivery of cash or a check to the order of the Company in an amount equal to the exercise price of such options; or by delivery to the Company of shares of Common Stock which have been owned by the Participant for at least six months having a Fair Market Value equal in amount to the exercise price of the option being exercised; or, if legally permissible, through a broker-assisted exercise program acceptable to the Committee; or by any combination of such methods of payment.

(c) The Participant shall pay the Company an amount sufficient to cover any withholding required by law for any federal, state, local or foreign taxes in connection with an exercise of options herewith. The Committee may permit a Participant to deliver shares of Common Stock or permit the Participant to direct the Company that shares of Common Stock be withheld to satisfy required tax withholding and such shares shall be valued at the Fair Market Value as of the exercise date and the Committee shall determine the timing and other terms and conditions in which the use of shares of Common Stock to satisfy tax withholding may take place.

7.4. Rights As A Shareholder.

Except as specifically provided by the Plan, the grant of an option will not give a Participant rights as a shareholder. The Participant will obtain such rights, subject to any limitations imposed by the Plan, only upon actual receipt of Common Stock.

7.5. Documentation of Option Grants.

Option grants shall be evidenced by written instruments prescribed by the Committee from time to time. The instruments may be in the form of agreements to be executed by both the Participant and the Company or certificates, letters or similar instruments, which need not be executed by the Participant but acceptance of which will evidence agreement to the terms of the grant.

7.6. Nontransferability of Options.

Except as the Committee otherwise provides, no option granted under the Plan shall be assignable or transferable by the Participant to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Except as the Committee otherwise provides, during the life of the Participant, the option shall be exercisable only by such person (or in the event of incapacity, by the person or persons properly appointed to act on his or her behalf).

7.7. Approvals.

The effectiveness of the Plan and of the grant of all options is subject to the approval of the Plan by the affirmative vote of a majority of the shares of the Common Stock present in person or by proxy and entitled to vote on the Plan at a meeting of the shareholders at which the Plan is presented for approval.

The Company's obligation to sell and deliver shares of Common Stock under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of the Common Stock.

8. Regulatory Compliance and Listing

The issuance or delivery of any shares of stock subject to exercisable options hereunder may be postponed by the Committee for such period as may be required to comply with any applicable requirements under Federal securities laws, any applicable listing requirements of any national securities exchange or any requirements under any law or regulation applicable to the issuance or delivery of such shares. The Company shall not be obligated to issue or deliver any such shares if the issuance or delivery thereof would constitute a violation of any provision of any law or of any regulation of any governmental authority or any rule of any national securities exchange.

9. Change in Control

Notwithstanding anything to the contrary in the Plan, the following shall apply to all outstanding options granted under the Plan:

(a) *Acceleration of Vesting and Payment For Stock Options.*

(1) Upon the occurrence of an event constituting a Change in Control (as hereinafter defined), all stock options outstanding on such date shall become 100% vested and the value of such options shall be paid in cash to the Participant as soon as may be practicable. Upon such payment, such stock options shall be cancelled.

(2) The amount of cash to be paid shall be determined by multiplying the number of such options by the difference between the exercise price per share and the CIC Price (as hereinafter defined), if higher, and will be reduced by all applicable tax withholding.

(b) *Definitions.* The following definitions shall apply to this Section:

A "Change in Control" shall mean:

A. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "1934 Act") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either (i) the then outstanding shares of Common Stock of the Company (the "Outstanding Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Voting Securities"); *provided, however*, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company or any of its subsidiaries, (ii) any acquisition by the Company or any of its subsidiaries, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries, (iv) any acquisition by Alan or Sylvia Hassenfeld, members of their respective immediate families or heirs of Alan or Sylvia Hassenfeld or of any member of their respective immediate families, the Sylvia Hassenfeld Trust, the Merrill Hassenfeld Trust, the Alan Hassenfeld Trust, The Hassenfeld Foundation, any trust or foundation established by or for the primary benefit of any of the foregoing or controlled by one or more of any of the foregoing or any affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the 1934 Act) of any of the foregoing or (v) any acquisition by any corporation with respect to which, following such acquisition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of Directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be;

B. Individuals who, as the effective date of the Plan, constitute the Board (the "Incumbent Board") ceasing for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a Director subsequent to the effective date of the Plan and whose election or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents;

C.   Approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of Directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be; or

D.   Approval by the shareholders of the Company of (i) a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company other than to a corporation, with respect to which following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power for the then outstanding voting securities of such corporation entitled to vote generally in the election of Directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be.

"CIC Price" shall mean the higher of (1) the highest price paid for a share of Common Stock in the transaction or series of transactions pursuant to which a Change in Control of the Company shall have occurred, or (2) the highest reported sales price of a share of Common Stock during the 60 day period immediately preceding the date upon which the event constituting a Change in Control shall have occurred. To the extent that the consideration paid in any transaction or series of transactions described in (1) above consists in whole or in part of non-cash consideration, the value of such non-cash consideration shall be determined in the sole discretion of the Committee.

10.   **Adjustment in Event of Changes in Capitalization**

In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capitalization, or other distribution with respect to holders of the Common Stock (other than normal cash dividends), automatic adjustment shall be made in the number and kind of shares as to which outstanding options or portions thereof then unexercised shall be exercisable and in the available shares set forth in Section 5 hereof, to the end that the proportionate interest of the option holder shall be maintained as before the occurrence of such event. Such adjustment in outstanding options shall be made without change in the total price applicable to the unexercised portion of such options and with a corresponding adjustment in the option price per share. Corresponding adjustment shall also be made automatically in the number and kind of shares subject to options subsequently granted under the Plan.

11.   **No Right To Reelection**

Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any Non-employee Director for reelection by the Company's shareholders, nor confer upon any Non-employee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

12. **Amendment, Term and Termination**

(a) The Board, upon the recommendation of the Committee, shall have the right to terminate the Plan at any time and shall have the right to amend or modify the Plan at any time and from time to time; *provided, however*, that no material amendment to the Plan (including an amendment to reprice options granted under the Plan) shall become effective without shareholder approval; *and further provided* that, unless required by law, no amendment or modification shall affect any right or obligation with respect to any grant theretofore made. For purposes of this Section 12, neither a termination of the Plan nor any amendment or modification to an outstanding award under the Plan (other than to reprice an option) shall be considered a material amendment to the Plan

(b) The Plan shall become effective upon approval of the Plan by the shareholders of the Company. Unless earlier terminated by the Board, the Plan shall terminate on December 31, 2008; *provided, however*, that options which are granted on or before this date shall remain exercisable in accordance with their respective terms after the termination of the Plan.

13. **Successors and Assigns**

The Plan shall be binding on all successors and permitted assigns of a Participant, including but not limited to, the estate of such Participant and the executor, administrator or trustee of such estate, and the guardian or legal representative of the Participant.

14. **Governing Law**

The validity, construction and effect of the Plan and any action taken or relating to the Plan shall be determined in accordance with the laws of the State of Rhode Island and applicable Federal law.

HASBRO, INC.

2003 Senior Management Annual
Performance Plan

Section 1. *Purpose.*   The purpose of the Hasbro, Inc. 2003 Senior Management Annual Performance Plan (the "Plan") is to promote the interests of Hasbro, Inc. (the "Company") and its shareholders by providing incentive to participating senior executive officers of the Company to make significant contributions to the performance of the Company and to reward outstanding performance on the part of those individuals whose decisions and actions most significantly affect the growth, profitability and efficient operation of the Company.

Section 2. *Term.*   The Plan shall be effective as of the first day of the Company's 2003 fiscal year (the "Effective Date"), subject to shareholder approval of the Plan at the Company's 2003 Annual Meeting of Shareholders, and shall also be applicable for all future fiscal years of the Company unless amended or terminated by the Company pursuant to Section 9, subject to any future shareholder reapproval requirements of the Internal Revenue Code of 1986, as amended (including without limitation Section 162(m) thereof), and the rules and regulations (including any then current proposed and/or transitional rules or regulations) promulgated thereunder by the Internal Revenue Service (collectively the "Code").

Section 3. *Coverage.*   For purposes of the Plan, the "Participant" shall mean each executive officer of the Company selected by the Compensation and Stock Option Committee of the Board of Directors or a subcommittee thereof, in each case consisting solely of two or more "outside directors", as defined in, and whose membership on the Committee satisfies the provisions of, Section 162(m) of the Code (the "Committee"), with respect to such fiscal year. Each member of the Committee shall also be a "Non-Employee Director", as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended.

Section 4. *Performance Goals.*   The Committee shall designate, within the time period required by the Code, a performance goal under the Plan for each fiscal year (the "Performance Goal") for each Participant. In the case of any Performance Goal, Targeted Performance Award (as defined in Section 5 below), or Performance Award (as defined in Section 5 below), the Plan, the Performance Goal, the Targeted Performance Award and the Performance Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the performance award with the requirements of Section 162(m) of the Code. With respect to Performance Awards under the Plan, the Committee will preestablish, in writing, the Performance Goal no later than ninety (90) days after the commencement of the period of service to which the performance relates (or such earlier time as is required to qualify the Performance Award as performance-based under Section 162(m) of the Code). Attainment of the Performance Goal so established shall serve as a condition to the payment of the Performance Award. The Performance Goal for each Participant shall be an objectively determinable measure of performance based on any one or a combination of the following criteria for the fiscal year: cash net earnings; core brands growth; cost control; earnings before income taxes; earnings before interest and taxes; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; economic value added; free cash flow; gross profit; net cash provided by operating activities; net earnings; net earnings per share; net revenues; operating margin; operating profit; return on assets; return on capital investment; return on net revenues; return on shareholders' equity; sales; stock price; total shareholder return on common stock relative to S&P 500 Index; total shareholder return on common stock relative to Russell 1000 Consumer Discretionary Index and working capital. These business criteria may be measured on a consolidated basis or on a segment, divisional, sector or other business unit basis (herein collectively "business unit"), all as selected by the Committee in each individual case. Performance Goals utilizing the foregoing business criteria may be based upon the achievement of specified levels of consolidated or other business unit performance under one or more of the measures described above relative to internal targets, the past performance of the Company or relevant business unit, or the past, present or future performance of other corporations or their relevant business units. In setting the Performance Goals the Committee intends to set goals which are indicative of strong performance. Performance Goals, including the criteria upon which such goals are based, can vary among Participants. While Performance Goals will usually consist of a targeted increase in one or more of the criteria, depending on the circumstances, a Performance Goal may consist of maintaining one or more criteria or limiting a reduction in one or more criteria, all as determined by the Committee in its discretion in any particular year.

The criteria which are used to establish a Performance Goal may, in the Committee's discretion, be determined to the extent applicable, (i) in accordance with generally accepted accounting principles applied on a consistent basis, and (ii) exclusive of (a) changes in accounting principles, (b) all extraordinary items of income and expense, (c) all material restructuring expenses, (d) the results of operations of acquisitions consummated during the fiscal year and (e) all material non-recurring and non-budgeted items of income and expense authorized by the Committee.

Section 5.   *Performance Award Levels.*   Subject to Section 6 hereof, achievement of a Performance Goal will result in a payment of, (i) in the case of the Chairman and Chief Executive Officer, or each of such officers if the positions are held by different individuals, a Performance Award equal to 100% of Earned Salary and (ii) in the case of the Chief Operating Officer, a Performance Award equal to 85% of Earned Salary (the "Targeted Performance Award"). For purposes of the Plan "Earned Salary" means all base compensation for the Participant for the year in question, which base compensation shall (i) include all base compensation amounts deferred by the Participant into the Company's Retirement Savings Plan, the Company's Non-Qualified Deferred Compensation Plan and/or any similar or successor plans for the fiscal year and (ii) exclude any bonus or other benefits, other than base compensation, for the year in question. In the case of other executive officers selected by the Committee as eligible to participate in the Plan, the Committee shall designate the percentage of Earned Salary that shall constitute the Targeted Performance Award for each such Participant, but in no event will such percentage of Earned Salary which constitutes the Targeted Performance Award exceed 85% of Earned Salary. No payment of a performance award (a "Performance Award") under the Plan shall be made if less than 80% of the Performance Goal is achieved. If 127% or more of the Performance Goal is achieved, the Participant may receive a maximum payment equal to 200% of the Targeted Performance Award (the "Maximum Bonus"). The percent of the Targeted Performance Award payable to any given Participant for the achievement of between 80% and 127% of the Performance Goal shall be determined by the Committee within the time period required by the Code for each fiscal year. In no event shall the maximum amount paid to any one individual as a Performance Award under the Plan in respect of any given fiscal year exceed $2.5 million.

Section 6.   *Administration and Interpretation.*   The Plan shall be administered by the Committee, which shall have the sole authority to select Participants under the Plan, to set Performance Goals for Participants and to make rules and regulations for the administration of the Plan. In making any determinations under the Plan, the Committee shall be entitled to rely on reports, opinions or statements of officers or employees of the Company and its affiliates as well as those of counsel, public accountants and other professional or expert persons. The interpretations and decisions of the Committee with regard to the Plan shall be final and conclusive, and the Committee shall have the full power and authority in its sole discretion to reduce, or to refuse to make (but not to increase), any payment payable as a result of the achievement of at least 80% of a Performance Goal. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

Section 7.   *Certification of Achievement of Performance Goals.*   Provided that the Code so requires, the Committee shall, prior to any payment under the Plan, certify in writing the extent, if any, of achievement of Performance Goals for each Participant, and such determination will be final and conclusive. For purposes of this Section and for so long as the Code permits, the approved minutes of the Committee meeting in which the certification is made may be treated as a written certification.

Section 8.   *Payment of Awards.*   Payment, if any, under the Plan with respect to a fiscal year shall be made to the Participant if the Participant is employed by the Company at the end of such fiscal year and may be made at any time or in installments from time to time between the first day and March 15 of the next fiscal year at the discretion of the Committee.

Unless the Committee provides otherwise, immediately upon the cessation of the Participant's employment with the Company prior to the end of the fiscal year in question, any unpaid Performance Award under the Plan for such fiscal year will terminate and be forfeited.

Section 9. *Amendment or Termination.* The Committee may terminate or suspend at any time the Plan in whole or in part or from time to time amend the Plan in any respect, provided that no such amendments that may require shareholder approval (a) to assure the deductibility by the Company of payments payable under the Plan under the Code or (b) under any other applicable law or regulatory requirements, shall be effective without such shareholder approval having been obtained.

Section 10. *No Assignment.* The rights hereunder, including without limitation rights to receive any payment, shall not be sold, assigned, transferred, encumbered or hypothecated by a Participant (except by testamentary disposition or intestate succession). During the lifetime of any Participant any payment shall be payable only to such Participant.

Section 11. *The Company.* For purposes of the Plan, the "Company" shall include the successors and assigns of the Company, and the Plan shall be binding on any corporation or other person with which the Company is merged or consolidated, or which acquired substantially all of the assets of the Company, or which otherwise succeeds to its business.

Section 12. *No Right to Participate.* Nothing in the Plan shall be deemed to create any obligation on the part of the Committee to select any executive officer of the Company as a Participant, nor confer upon any Participant in the Plan the right to remain a Participant in the Plan for any subsequent fiscal year.

Section 13. *Governing Law.* The validity, construction and effect of the Plan and any action taken or relating to the Plan shall be determined in accordance with the laws of the State of Rhode Island and applicable federal law.

HASBRO, INC.

2003 STOCK INCENTIVE PERFORMANCE PLAN

1. Defined Terms

Exhibit A, which is incorporated herein by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. Purpose

The Plan has been established to advance the interests of the Company and to increase shareholder value by providing for the grant to Participants of Stock-based and other incentive Awards which provide such Participants with a proprietary interest in the growth and performance of the Company and with incentives for continued service to the Company and its Affiliates.

3. Term

The Plan shall become effective upon adoption of the Plan by the Board, subject to shareholder approval within twelve months after adoption. The Board may grant Awards under the Plan prior to such shareholder approval, but any such Award shall become effective as of the date of grant only upon such approval and, accordingly, no such Award may be exercisable prior to such approval. The Plan shall remain in effect until December 31, 2008 unless sooner terminated by the Board, subject to Section 10 hereof. After termination of the Plan, no future Awards may be granted under the Plan, but previously granted Awards shall remain outstanding in accordance with their applicable terms and conditions.

4. Administration

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures for operation of the Plan; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Administrator will exercise its discretion consistent with qualifying the Award for that exception. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties and Participants under the Plan. The Administrator shall be entitled to rely on reports, opinions, or statements of officers or employees of the Company as well as those of counsel, public accountants and other professional or expert persons. No member of the Administrator shall be subject to any individual liability with respect to the Plan.

Notwithstanding the foregoing, as is more fully set forth in Section 10 of the Plan, the Administrator may not make material amendments to the Plan or reprice Stock Options granted under the Plan without shareholder approval.

The grant of any Awards under the Plan is at the sole discretion of the Administrator. The Plan does not entitle any person eligible to participate in the Plan to any Awards and there is no guarantee that any person eligible to participate will be granted Awards under the Plan. No Participant shall have any right by reason of the grant of any Award under the Plan to continued employment by the Company. To the extent that Awards are made under the Plan, the terms of Awards may differ between different Award grants and Participants, whether or not such Participants or potential Participants are similarly situated.

5. Limits on Awards Under the Plan

(a) *Number of Shares.* A maximum of 5,000,000 shares of Stock may be delivered pursuant to Awards under the Plan. No more than 1,000,000 shares of Stock may be delivered pursuant to Awards other than Stock Options or SARs. Notwithstanding anything in the Plan to the contrary, any shares of Stock that are issued by the Company, and any Awards that are granted by, or become obligations of, the Company, through the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company shall not be counted against the shares of Stock available for delivery under the Plan and the terms and conditions of any such awards shall be the original terms and conditions thereof as adjusted by or pursuant to any applicable acquisition agreements.

(b) *Type of Shares.* Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan. Any fractional Shares which, but for this provision, would have been issued shall be deemed to have been issued and immediately sold to the Company for their Fair Market Value, and the Participant shall receive from the Company cash in lieu of such fractional shares, less all applicable withholding taxes.

(c) *Award Limits.* The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will together be an aggregate of 1,000,000 shares. The maximum benefit that may be paid to any person under other Awards in any calendar year will be, to the extent paid in shares, 200,000 shares, and, to the extent paid in cash, $1 million. The foregoing provisions will be construed and applied consistent with Section 162(m).

6. Eligibility and Participation

The Administrator will select Participants from among key Employees and directors of the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is limited to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

7. Rules Applicable to Awards

(a) *All Awards*

(1) *Award Provisions.* The Administrator will determine the terms of all Awards, subject to the limitations provided herein. A Participant shall have no rights with respect to the Plan, or any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the Participant and all the terms, conditions, and provisions of the Plan and the Award applicable to such Participant have been met.

(2) *Transferability.* Neither ISOs, nor, except as the Administrator otherwise expressly provides, other Awards may be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime ISOs (and, except as the Administrator otherwise expressly provides, other non-transferable Awards requiring exercise) may be exercised only by the Participant.

(3) *Vesting, Etc.* The Administrator may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable, *provided that*, except in the case of Awards made in connection with the recruitment of new Employees (including new officers), (i) Stock Options shall vest in equal annual installments over a period of not less than three years and (ii) Restricted Stock and Deferred Stock shall vest not earlier than three years from the grant date of the Award. Subject to the foregoing restriction, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration. The Administrator may at any time accelerate the vesting or exercisability of an Award, without being subject to the limitations set forth in the first sentence of this Section 7(a)(3), if such acceleration is associated with the death, disability, retirement or other termination of Employment of a Participant. For purposes of the foregoing sentence, the Administrator will have sole and conclusive power to define the types of disability, retirement or other termination of Employment associated with such acceleration.

The Administrator has full power and authority to determine, for each Award, how long after cessation of the Participant's Employment or service as a director an Award requiring exercise will continue to be exercisable. Unless the Administrator expressly provides otherwise in the applicable Award agreement or through other means, immediately upon the cessation of the Participant's Employment or service as a director an Award requiring exercise will cease to be exercisable and will terminate, and all other Awards to the extent not already vested will be forfeited, except that these default rules further provide, unless modified for a particular Award, that:

(A) subject to (B) and (C) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferee, if any, immediately prior to the cessation of the Participant's Employment or service as a director, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months from the date of termination or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 7(a)(3), and will thereupon terminate;

(B) all Stock Options and SARs held by a Participant or the Participant's permitted transferee, if any, immediately prior to the Participant's death, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 7(a)(3), and will thereupon terminate; and

(C) all Stock Options and SARs held by a Participant or the Participant's permitted transferee, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation if the Administrator in its sole discretion determines that such cessation of Employment has resulted for reasons which cast such discredit on the Participant as to justify immediate termination of the Award.

(4) *Taxes.* The Administrator will make such provision for the withholding of all applicable taxes as it deems necessary. The Administrator may, but need not, permit a Participant to satisfy tax withholding requirements by (i) having the Participant deliver cash or a check payable to the order of the Company, (ii) holding back shares of Stock from an Award, or (iii) permitting a Participant to tender shares of Stock which have been owned by the Participant for at least six months having a Fair Market Value equal to the amount of the applicable withholding taxes. In no event may withholding taxes paid by a Participant exceed the minimum withholding required by law. Subject to the provisions of the Plan, the Administrator may, but need not, pay all or a portion of the tax liability incurred or to be incurred by a Participant as a result of Awards made to or settled by such Participant under the Plan.

(5) *Dividend Equivalents, Etc.* The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award.

(6) *Rights Limited.* Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a shareholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of employment or service for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

(7) *Section 162(m).* This Section 7(a)(7) applies to any Performance Award intended to qualify as performance-based for the purposes of Section 162(m), other than a Stock Option or a SAR. In the case of any Performance Award to which this Section 7(a)(7) applies, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Performance Awards, the Administrator will preestablish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m)). The Performance Criteria so established shall serve as a condition to the grant, vesting or payment of the Performance Award, as determined by the Administrator. Prior to grant, vesting or payment of the Performance Award, as the case may be, the Administrator will certify whether the Performance Criteria

have been attained and such determination will be final and conclusive. If the Performance Criteria with respect to the Award are not attained, no other Award will be provided in substitution of the Performance Award. No Performance Award to which this Section 7(a)(7) applies may be granted after the fifth anniversary of the approval of the Plan by shareholders of the Company until the Performance Criteria (as originally approved or as subsequently amended) have been resubmitted to and reapproved by the shareholders of the Company in accordance with the requirements of Section 162(m), unless such grant is made contingent upon such approval.

(b) *Awards Requiring Exercise*

(1) *Time And Manner Of Exercise.* Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) *Exercise Price.* The exercise price of a Stock Option will not be less than the Fair Market Value of the Stock subject to the Stock Option, determined as of the date of grant.

(3) *Payment Of Exercise Price.* Where the exercise of an Award is to be accompanied by payment, the Administrator may determine the required or permitted forms of payment, subject to the following: (a) all payments will be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of shares of Stock that have been outstanding for at least six months (unless the Administrator approves a shorter period) and that have a Fair Market Value equal to the exercise price, (ii) by delivery to the Company of a promissory note of the person exercising the Award, payable on such terms as are specified by the Administrator, (iii) through a broker-assisted exercise program acceptable to the Administrator, or (iv) by any combination of the foregoing permissible forms of payment; and (b) where shares of Stock issued under an Award are part of an original issue of shares, the Award will require that at least so much of the exercise price as equals the par value of such shares be paid other than by delivery of a promissory note or its equivalent. The delivery of shares in payment of the exercise price under clause (a)(i) above in this Section 7(b)(3) may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

(c) *Awards Not Requiring Exercise*

Awards of Restricted Stock, Deferred Stock and Unrestricted Stock may be made in exchange for past services or other lawful consideration.

8. Effect of Certain Transactions

(a) *Change in Control*

(1) Upon the occurrence of an event constituting a Change in Control, all Awards outstanding on such date shall become 100% vested and shall be paid in cash to the Participant as soon as may be practicable, less all applicable withholding taxes. Upon such payment, such Awards shall be cancelled.

(2) The amount of cash to be paid with respect to Stock Options, SARs, Restricted Stock, Deferred Stock and Unrestricted Stock shall be determined by multiplying the number of such Awards by (i) in the case of Restricted Stock, Unrestricted Stock and Deferred Stock, the CIC Price, *provided, however*, that in the case where the performance period, if any, has been completed on or prior to the occurrence of a Change in Control, the number of Awards to be multiplied shall be the number of shares issued or vested pursuant to the Award as determined in accordance with the Award agreement and in the case where the performance period, if any, has not been completed upon the occurrence of a Change in Control, the number of Awards to be multiplied shall be the higher of the target number of such Awards as determined by the Committee at the time of grant and the number of shares issuable based on actual performance to date, in each case prorated based on the number of fiscal years then completed during the performance period, (ii) in the case of Stock

Options, the difference between the exercise price per share and the CIC Price, if the CIC price is higher, and (iii) in the case of SARs, the difference between the exercise or designated price per share and the CIC Price, if the CIC price is higher. In addition, all accrued dividends and dividend equivalents or interest accrued on deferred settlements shall be paid. In the case of Cash Awards the amount of cash to be paid shall be determined, (i) where the performance period, if any, has been completed on or prior to the occurrence of a Change in Control, the value of such award as determined in accordance with the Award agreement and (ii) where the performance period, if any, has not been completed upon the occurrence of Change in Control, the higher of the target value of such awards as determined by the Administrator at the time of grant and the value of such awards based on actual performance to date, in each case prorated based on the number of fiscal years then completed during the performance period.

(b) *Changes in and Distributions with Respect to the Stock*

(1) *Basic Adjustment Provisions.* In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 5(a) and to the maximum share limits described in Section 5(c), and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2) *Certain Other Adjustments.* To the extent consistent with qualification of ISOs under Section 422 of the Code and with the performance-based compensation rules of Section 162(m), where applicable, the Administrator may also make adjustments of the type described in paragraph (1) above to take into account distributions to shareholders other than those provided for in Section 8(a) and 8(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder.

(3) *Continuing Application of Plan Terms.* References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 8.

9. Legal Conditions on Delivery of Stock

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

10. Amendment and Termination

The Administrator may at any time terminate the Plan as to any future grants of Awards and may at any time and from time to time amend or modify the Plan or any outstanding Award for any purpose which may at the time be permitted by law; *provided, however*, that no material amendment to the Plan (including an amendment to reprice options granted under the Plan) shall become effective without shareholder approval; *and further provided*, that except as otherwise expressly provided in the Plan or required by law, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. For purposes of this Section 10, neither a termination of the Plan nor any amendment or modification to an outstanding Award under the Plan (other than to reprice an option) shall be considered a material amendment to the Plan.

The Administrator may, subject to the provisions of the Plan, create sub-plans to the Plan that may incorporate such terms as it considers necessary or desirable to operate the Plan in any non-United States jurisdiction in which Participants are situated and may implement such sub-plans in the form of schedules to the Plan applicable to the specified jurisdiction, provided that any Stock issued pursuant to such sub-plans shall be counted against the limits set forth in Section 5 of the Plan. Any such sub-plans created by the Administrator may provide for greater restrictions on Awards than those set forth in the Plan, but may not provide for greater benefits to Participants than the benefits permitted under the Plan itself.

11.   Other Compensation Arrangements

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to Award a person bonuses or other compensation in addition to Awards under the Plan.

12.   Governing Law

The validity, construction and effect of the Plan and any action taken or relating to the Plan shall be determined in accordance with the laws of the State of Rhode Island and applicable federal law.

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator": The Board or, if one or more has been appointed, the Committee. The Administrator may delegate ministerial tasks to such persons as it deems appropriate. For any Awards subject to the requirements of Section 162(m), the composition of any Committee functioning as the Administrator with respect to such Awards will meet all of the requirements of Section 162(m).

"Affiliate": Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests.

"Award": Any or a combination of the following:

(i)   Stock Options.

(ii)   SARs.

(iii) Restricted Stock.

(iv)   Unrestricted Stock.

(v)   Deferred Stock.

(vi)   Performance Awards.

(vii) Cash Awards.

"Board": The Board of Directors of the Company.

"Cash Award": An award denominated in cash that would constitute a "derivative security" for purposes of Rule 16b-6 or any successor Rule under the Securities Exchange Act of 1934 (the "1934 Act") if not awarded pursuant to a plan satisfying the provisions of Rule 16b-3 under the 1934 Act. The payment of a Cash Award may be subject to such restrictions and conditions as may be established by the Administrator.

"Change in Control": Any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either the then outstanding shares of the Stock (the "Outstanding Stock") or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); *provided, however*, that the following acquisitions shall not constitute a Change of Control:

(a) any acquisition directly from the Company or any of its subsidiaries;

(b) any acquisition by the Company or any of its subsidiaries;

(c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries;

(d) any acquisition by Alan or Sylvia Hassenfeld, members of their respective immediate families, or heirs of Alan or Sylvia Hassenfeld or of any member of their respective immediate families, the Sylvia Hassenfeld Trust, the Merrill Hassenfeld Trust, the Alan Hassenfeld Trust, The Hassenfeld Foundation, any trust or foundation established by or for the primary benefit of any of the foregoing or controlled by one or more of any of the foregoing, or any affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the 1934 Act) of any of the foregoing; or

(e) any acquisition by any corporation with respect to which, following such acquisition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Stock and the Outstanding Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the Outstanding Stock and Outstanding Voting Securities, as the case may be; or

(ii) Individuals who, as of the effective date of the Plan constitute the Board (the "Incumbent Board") ceasing for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents; or

(iii) Approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Stock and Outstanding Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Stock and Outstanding Voting Securities, as the case may be; or

(iv) Approval by the shareholders of Hasbro of (a) a complete liquidation or dissolution of Hasbro or (b) the sale or other disposition of all or substantially all of the assets of Hasbro, other than to a corporation, with respect to which following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Stock and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Stock and Outstanding Voting Securities, as the case may be.

"CIC Price": The higher of (i) the highest price paid for a share of the Stock in the transaction or series of transactions pursuant to which a Change in Control shall have occurred, or (ii) the highest reported sales price of a share of the Stock during the 60 day period immediately preceding the date upon which the event constituting a Change in Control shall have occurred. To the extent that the consideration paid in any transaction or series of transactions described in (i) above consists in whole or in part of non-cash consideration, the value of such non-cash consideration shall be determined in the sole discretion of the Administrator.

"Code": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Committee": One or more committees of the Board meeting any applicable legal and other requirements.

"Company": Hasbro, Inc.

"Deferred Stock": An unfunded and unsecured promise to deliver Stock or other securities in the future on specified terms.

"Employee": Any person who has an Employment relationship with the Company or an Affiliate.

"Employment": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in the instructions to Form S-8 promulgated by the Securities and Exchange Commission to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

"Fair Market Value": The average of the high and low sales prices of the Stock as reported in The Wall Street Journal for New York Stock Exchange Transactions or similar successor consolidated transactions reports for the relevant date (or the comparable consolidated transaction reports for any other national securities exchange or NASDAQ National Market Issues, if the Stock is admitted for trading or quotation on said exchange or market), or, if no sales of the Stock were made on said exchange or market on that date, the average of the high and low prices of the Stock as reported in said composite transactions report for the preceding day on which sales of the Stock were made on said exchange or market. If the Stock is not then trading on an exchange or quoted in NASDAQ National Market Issues, then Fair Market Value shall be the mean between the bid and asked prices for the relevant over-the-counter transaction on such date or the preceding day on which sales of Stock were made over-the-counter, or if there are not such transactions, Fair Market Value shall be determined in good faith by the Committee. Notwithstanding the foregoing, for purposes of valuing Stock delivered to the Company by a participant in payment of the exercise price of an option or Stock delivered or withheld in payment of applicable tax withholding, if the Participant sells, on a national securities exchange, or on NASDAQ or over-the-counter, the Stock acquired on the same day as the date of exercise, the Administrator shall have the discretion to deem the per share Fair Market Value of the Stock so delivered or withheld to be the actual sales price per share of the Stock so sold. Under no circumstances shall Fair Market Value be less than the par value of the Stock.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422 of the Code. Each option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive option unless, as of the date of grant, it is expressly designated as an ISO.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria. The Committee in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"Performance Criteria": Specified criteria the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (determined either on a consolidated basis or, as the context permits and as determined by the Administrator, on a divisional, subsidiary, business unit, line of business, project or geographical basis or in combinations thereof): net earnings; net earnings per share; stock price; net revenues; gross profit; operating profit; earnings before income taxes; earnings before interest and taxes; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; cost control; cash net earnings; return on assets; return on capital investment; return on shareholders' equity; return on net revenues; net cash provided by operating activities; working capital; economic value added; total shareholder return on common stock relative to S&P 500 Index; total shareholder return on common stock relative to the Russell 1000 Consumer Discretionary Index; sales; core brands growth; operating margin; and free cash flow. Performance goals utilizing the foregoing business criteria may be based upon the achievement of specified levels of consolidated or other business unit performance under one or more of the measures described above relative to internal targets, the past performance of the Company or relevant business unit, or the past, present or future performance of other corporations or their relevant business units. A Performance Criterion measure and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. In setting the Performance Criteria the Administrator intends to set goals which are indicative of strong performance. Satisfaction of Performance Criteria may, in the Administrator's discretion, be determined to the extent applicable, (i) in accordance with generally accepted accounting principles applied on a consistent basis and (ii) exclusive of (a) changes in accounting principles, (b) extraordinary items, (c) material restructurings, (d) material nonrecurring items, and (e) material non-budgeted items authorized by the Administrator.

"Plan": The Hasbro, Inc. 2003 Stock Incentive Performance Plan as from time to time amended and in effect.

"Restricted Stock": An Award of Stock for so long as the Stock remains subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Section 162(m)": Section 162(m) of the Code, or any successor provision.

"SARs": Rights entitling the holder upon exercise to receive cash or Stock, as the Administrator determines, equal to a function (determined by the Administrator using such factors as it deems appropriate) of the amount by which the Stock has appreciated in value since the date of the Award.

"Stock": Common Stock of the Company, par value $.50 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the exercise price. Stock Options can be either ISO's or non-incentive options.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan**.**